EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

CAPITAL GP L.L.C.
CAPITAL PRODUCT PARTNERS L.P.
POSEIDON PROJECT CORP.

and

CRUDE CARRIERS CORP.

Dated as of May 5, 2011

i

ANNEXES

Annex A	FORM OF SUPPORT AGREEMENT	A-1
Annex B	AMENDED AND RESTATED ARTICLES OF INCORPORATION OF SURVIVING ENTITY	B-1
Annex C	AMENDED AND RESTATED BYLAWS OF SURVIVING ENTITY	C-1

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 5, 2011 (this “Agreement”), is entered into by and among Capital Product Partners L.P., a Marshall Islands limited partnership (“Partners”), Capital GP L.L.C., a Marshall Islands limited liability company (“Partners GP”), Poseidon Project Corp., a Marshall Islands corporation and a wholly-owned direct subsidiary of Partners (“MergerCo” and, together with Partners and Partners GP, “Partners Entities”), and Crude Carriers Corp., a Marshall Islands corporation (the “Company”).

WITNESSETH:

WHEREAS, the Company Board (as defined herein), upon the recommendation of the Company Independent Directors’ Committee (as defined herein), and the Partners Board (as defined herein), upon the recommendation of the Partners Conflicts Committee (as defined herein), have approved the business combination provided for herein, pursuant to which MergerCo will, subject to the terms and conditions set forth herein, merge with and into the Company, with the Company being the surviving entity (the “Merger”), such that following the Merger, Partners will be the sole stockholder of the Surviving Entity (as defined herein) and, upon the terms and conditions set forth herein, each share of Company Common Stock and Company Class B Stock will be converted into the right to receive the Merger Consideration (each, as defined herein);

WHEREAS, the Company Board has, upon the recommendation of the Company Independent Directors’ Committee, (i) determined that it is in the best interests of the Company and the Company Unaffiliated Stockholders (as defined herein), and declared it advisable, to enter into this Agreement, (ii) approved this Agreement and the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated thereby, including the Merger and (iii) resolved to recommend to the Stockholders (as defined herein) that they adopt and approve this Agreement;

WHEREAS, the Company Independent Directors’ Committee has determined that the Merger is fair and reasonable to, and in the best interests of, the Company and the Company Unaffiliated Stockholders (as defined herein);

WHEREAS, the Partners Board has, upon the recommendation of the Partners Conflicts Committee, (i) determined that the business combination provided for herein is fair and reasonable to, and in the best interests of, Partners and its unitholders and (ii) approved this Agreement and the execution, delivery and performance by Partners of this Agreement and the consummation of the transactions contemplated thereby, including the Merger;

WHEREAS, the Partners Conflicts Committee has determined that the Merger is fair and reasonable to, and in the best interests of the Partners and the Partners Unaffiliated Unitholders (as defined herein);

WHEREAS, in accordance with the Partners Partnership Agreement (as defined herein) and the MILPA (as defined herein), Partners GP has consented to the execution, delivery and performance by Partners of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, simultaneously with, and as a condition to, the execution hereof, Evangelos M. Marinakis, Ioannis E. Lazaridis, Gerasimos G. Kalogiratos and Crude Carriers Investments Corp. are executing a support agreement with Partners substantially in the form of Annex A (the “Support Agreement”); and

WHEREAS, the parties hereto desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1                      Certain Definitions.  As used in this Agreement, the following terms shall have the meanings set forth below:

“Acquisition Proposal” shall mean any proposal or offer from or by any Person, whether in writing or otherwise, other than any Partners Entity, relating to (i) any direct or indirect acquisition of (A) 20% or more of the assets (including stock or equity interests of a Subsidiary) of the Company and its Subsidiaries, taken as a whole, (B) 20% or more of the outstanding equity securities of the Company or (C) a business or businesses that constitute 20% or more of the cash flow, net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole; (ii) any tender offer or exchange offer, within the meaning of the Exchange Act, that, if consummated, would result in any Person beneficially owning securities representing 20% or more of the total voting power of the Company; or (iii) any merger, consolidation, amalgamation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any Significant Company Subsidiary, other than the Merger, in the case of each of (i) – (iii) above, whether pursuant to a single transaction or a series of transactions.

“Action” shall have the meaning set forth in Section 6.13(a).

“Affiliate” shall have the meaning set forth in Rule 405 of the Securities Act, unless otherwise expressly stated herein.

“Agent” shall have the meaning set forth in Section 9.10(b).

“Agreement” shall have the meaning set forth in the introductory paragraph to this Agreement.

“Articles of Merger” shall have the meaning set forth in Section 2.1(b).

“Assets” means all of the assets of every kind and nature (whether real, personal or mixed, tangible or intangible and including the Company Real Property or the Partners Real Property, as the case may be) used for the conduct of the business of the Company or the

Partners Entities, as the case may be, and their respective Subsidiaries’ businesses as it is presently conducted.

“beneficial ownership,” “beneficial owner” or any similar derivation thereof has the meaning ascribed to such terms under Section 13(d) of the Exchange Act and the rules and regulations thereunder.

“Book-Entry Shares” shall have the meaning set forth in Section 3.1(b).

“Business Day” shall mean any day which is not a Saturday, Sunday or other day on which banks are authorized or required to be closed in the City of New York or the Republic of the Marshall Islands.

“Capital Maritime” shall mean Capital Maritime & Trading Corp., a Marshall Islands corporation.

“Capital Ship Management Corp.” means Capital Ship Management Corp., a company duly organized and existing under the laws of Republic of Panama.

“Certificate” shall have the meaning set forth in Section 3.1(b).

“Claim” shall have the meaning set forth in Section 6.13(a).

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Company Articles of Incorporation” shall mean the Amended and Restated Articles of the Company effective as of March 1, 2010, as they may be further amended from time to time.

“Company Board” shall mean the Board of Directors of the Company and/or a committee thereof, as applicable.

“Company Bylaws” means the Amended and Restated Bylaws of the Company, as they may be further amended from time to time.

“Company Change in Recommendation” shall have the meaning set forth in Section 6.7(c).

“Company Class B Stock” shall mean the Class B Stock, par value $0.0001 per share, of the Company, having the rights and obligations specified with respect to the Company Class B Stock in the Company Articles of Incorporation.

“Company Common Stock” shall mean the Common Stock, par value $0.0001 per share, of the Company, having the rights and obligations specified with respect to Company Common Stock in the Company Articles of Incorporation.

“Company Contract” shall have the meaning set forth in Section 5.1(l)(i).

“Company Credit Facility” shall mean that certain Amended and Restated Loan Agreement, dated as of September 30, 2010, by and among the Company, Nordea Bank Finland PLC, as lead arranger and security trustee and the lenders party thereto, as it may be further amended from time to time.

“Company Director Designee” shall have the meaning set forth in Section 6.17(b).

“Company Disclosure Schedule” shall have the meaning set forth in Section 5.1.

“Company Employee” means any employee of the Company or its Subsidiaries, or an employee of Capital Ship Management Corp. who performs services for the Company or any of its Subsidiaries.

“Company 20-F” shall mean that certain Form 20-F filed by the Company on April 18, 2011.

“Company Incentive Plan” shall mean the Company’s 2010 Equity Incentive Plan, adopted March 1, 2010, as may be amended from time to time.

“Company Independent Directors’ Committee” shall mean the Independent Directors’ Committee of the Company Board, consisting solely of independent directors.

“Company Management Agreement” means that certain Management Agreement, dated as of March 17, 2010, between the Company and Capital Ship Management Corp., as amended from time to time.

“Company Meeting” shall have the meaning set forth in Section 6.2(a).

“Company Necessary Consents” shall have the meaning set forth in Section 5.1(d).

“Company Real Property” means all real property owned by the Company or its Subsidiaries or used for the conduct of the business of the Company or its Subsidiaries as it is presently conducted.

“Company Recommendation” shall have the meaning set forth in Section 6.2(b).

“Company SEC Documents” shall have the meaning set forth in Section 5.1(e)(i).

“Company Stock-Based Award” shall mean shares of Company Common Stock and other compensatory awards denominated in shares of Company Common Stock subject to a risk of forfeiture to, or right of repurchase by, the Company.

“Company Stockholder Approval” shall have the meaning set forth in Section 7.1.

 “Company Termination Fee” shall mean an amount equal to $9.0 million in cash.

“Company Tax Opinion” shall have the meaning set forth in Section 6.18(b).

“Company Unaffiliated Stockholder Approval” shall have the meaning set forth in Section 7.1.

“Company Unaffiliated Stockholders” means the holders of shares of the Company Common Stock other than (a) Partners, (b) Partners GP, (c) the officers and directors of the Company that are also officers or directors of Partners or Partners GP, respectively, or (d) Affiliates of any of the foregoing or of the Company.

“Company Vessels” shall have the meaning set forth in Section 5.1(p)(i).

“Compensation and Benefit Plans” shall mean, with respect to any entity, any employee compensation, benefit plan, program, policy, practice, agreement, contract or other arrangement providing benefits to any current or former employee, officer or director of such entity or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by such entity or any of its Subsidiaries, or under which any employee who performs services for such entity receives any benefit, or to which such entity or any of its Subsidiaries contributes or is obligated to contribute or with respect to which such entity or any of its Subsidiaries may have any liability, contingent or otherwise, whether or not written, including, any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program, policy or agreement and any related trusts or other funding vehicles.

“Confidentiality Agreement” shall mean a confidentiality agreement of the nature generally used in similar circumstances containing customary “standstill” and non-solicitation provisions, as determined by the Company in its reasonable business judgment, with terms and conditions no less restrictive on a Receiving Party than the NDA is with respect to Partners.

“Converted Company Stock-Based Award” shall have the meaning set forth in Section 3.5(a)(i).

“DDTC” shall have the meaning set forth in the definition of “Export and Sanctions Laws.”

“Denied Party Lists” shall mean a Person (i) subject to any restrictions under the Export and Sanctions Laws including those sanctions targeting government entities or individuals that support terrorism, or (ii) included on any denied, prohibited, or restricted party list maintained by the United States or any other applicable jurisdiction, including the U.S. Department of Commerce, Bureau of Industry and Security Denied Persons List, Entity List, Unverified List, the OFAC Specially Designated Nationals and Blocked Persons List, or the DDTC Debarred Parties List.

“Disregarded MergerCo” shall have the meaning set forth in Section 6.18(c).

“Effective Time” shall have the meaning set forth in Section 2.1(b).

“Environmental Laws” means any and all Laws, agreements between a Person and any Governmental Authority and rules of common law concerning or relating to public health and safety, worker/occupational health and safety, and pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, Release, threatened Release, control, or other action or failure to act involving cleanup of any Hazardous Substances, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, or radiation,  including, but not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et seq., the Federal Water Pollution Control Act, 33 U.S.C. Section 1251 et seq., the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq., the Occupational Safety and Health Act, 29 U.S.C. Section 651 et seq., the Atomic Energy Act, 42 U.S.C. Section 2014 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. Section 136 et seq., and the Federal Hazardous Materials Transportation Law, 49 U.S.C. Section 5101 et seq., and their state analogues, each as has been amended from time to time.

“Environmental Permits” shall have the meaning set forth in Section 5.1(n).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Evercore” shall have the meaning set forth in Section 5.2(r).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” shall mean such entity as may be selected by Partners subject to the reasonable approval of the Company.

“Exchange Fund” shall have the meaning set forth in Section 3.3(a).

“Exchange Ratio” shall have the meaning set forth in Section 3.1(a).

“Expenses” shall have the meaning set forth in Section 9.1(e).

“Export and Sanctions Laws” means all Laws of the United States and all other applicable jurisdictions relating to any economic sanction or export restriction including: (i) the sanctions regulations administered by U.S. Department of Treasury’s Office of Foreign Assets Control, (ii) export and trade controls and related sanctions administered by the U.S. Department of Commerce, Bureau of Industry and Security, and (iii) the International Traffic in Arms Regulations administered by the U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”).

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” shall mean any international, foreign, national, state, local, county, parish or municipal government, any agency, board, bureau, commission, court, tribunal, subdivision, department or other governmental or regulatory authority or instrumentality, or any arbitrator in any case, domestic, foreign or supranational, that has jurisdiction over the Company or the Partners Entities, as the case may be, or any of their respective properties or assets.

“Hazardous Substances” means any (x) chemical, product, substance, waste, material, pollutant or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under any Environmental Law; (y) asbestos containing materials, whether in a friable or non-friable condition, polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (z) any oil or gas exploration or production waste or any petroleum, petroleum hydrocarbons, petroleum products, crude oil and any components, fractions, or derivatives thereof.

“Indemnification Expenses” shall have the meaning set forth in Section 6.13(a).

“Indemnified Parties” shall have the meaning set forth in Section 6.13(a).

“Indemnitees” shall mean those Person entitled to indemnification under the Company Bylaws.

“Jefferies” shall have the meaning set forth in Section 5.1(r).

“Knowledge” or “Known” shall mean, with respect to any entity, the knowledge of such entity’s (or its general partner’s) executive officers after reasonable inquiry.

“Law” shall mean any law, rule, regulation, directive, ordinance, code, governmental determination, guideline, judgment, order, treaty, convention, governmental certification requirement or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Authority.

“Lien” shall mean any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance of any kind (including any agreement to give any of the foregoing).

“Material Adverse Effect” shall mean, with respect to either the Company or the Partners Entities, any events, circumstances, changes, developments, violations, inaccuracies, effects or other matters that, individually or taken together, that (x) are or could reasonably be expected to be materially adverse to the financial condition, results of operations, business, assets or properties of the Company and its Subsidiaries taken as a whole, or the Partners Entities and their respective Subsidiaries taken as a whole, respectively, or (y) materially impair or could reasonably be expected to materially impair the ability of the Company or the Partners Entities, respectively, to perform their respective obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include any of the following or the impact thereof: (a) circumstances affecting the shipping or shipbuilding and repair industries generally, or in any region in which such Person operates, (b) any general market, economic, financial or political conditions, or outbreak or hostilities or war, in the United States or elsewhere, (c) changes in Law or changes in GAAP, (d) earthquakes, hurricanes, floods, volcanic eruptions or other natural disasters, (e) any failure of the Company or any of the Partners Entities, as applicable, to meet any internal or external projections, forecasts or estimates of revenue or earnings for any period, (f) changes in the market price or trading volume of the Company Common Stock or Partners Common Units, (g) the entry into, announcement or pendency of this Agreement or the matters contemplated hereby or the compliance by any party with the provisions of this Agreement (other than Section 6.7) or any action taken or omitted to be taken by the Company, MergerCo or the Partners Entities, as the case may be, at the written request or with the prior written consent of Partners, MergerCo or the Company, as the case may be (provided, however, that the exceptions in this clause (g) shall not apply to that portion of any representation or warranty contained in this Agreement to the extent that the purpose of such portion of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement, the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement or the performance of obligations or satisfaction of conditions under this Agreement); provided further, however, (i) that in the case of clauses (e) or (f), any change or failure shall not prevent or otherwise affect a determination that any event, circumstance, change, development, violation, inaccuracy, effect or other matter underlying such change or failure has resulted in, or contributed to, a Material Adverse Effect and (ii) that, in the case of clauses (a), (b), (c) or (d), the impact on the Company or the Partners Entities, as applicable, is not disproportionately adverse as compared to others in the industry or geographic region.

“Meeting” shall have the meaning set forth in Section 6.2(a).

“Merger” shall have the meaning set forth in the recitals to this Agreement.

“Merger Consideration” shall have the meaning set forth in Section 3.1(a).

“MergerCo” shall have the meaning set forth in the introductory paragraph to this Agreement.

“MergerCo Articles of Incorporation” shall mean the Articles of Incorporation of MergerCo filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands on May 3, 2011, as amended from time to time.

“MergerCo Bylaws” shall mean the Bylaws of MergerCo, as amended from time to time.

“MergerCo Common Stock” shall have the meaning set forth in Section 2.1(g).

“MIBCA” means the Business Corporations Act of the Associations Law of the Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.

“MILPA” means the Limited Partnership Act of the Associations Law of the Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.

“NASDAQ” shall mean the Nasdaq Global Market.

“NDA” shall mean that certain Confidentiality Agreement, dated as of April 5, 2011, between Partners and the Company, as amended.

“New Partners Common Unit Certificates” shall have the meaning set forth in Section 3.3(a).

“New Partners Common Units” shall have the meaning set forth in Section 3.1(a).

“Notice of Proposed Recommendation Change” shall have the meaning set forth in Section 6.7(c).

“NYSE” shall mean the New York Stock Exchange.

“Other Approvals” shall have the meaning set forth in Section 5.1(d).

“Partially Owned Entity” shall mean, with respect to a specified Person, any other Person that is not a Subsidiary of such specified Person but in which such specified Person, directly or indirectly, owns less than 100% of the equity interests thereof (whether voting or non-voting and including beneficial interests).

“Partners” shall have the meaning set forth in the introductory paragraph to this Agreement.

“Partners Administrative Services Agreement” means that certain Administrative Services Agreement, dated as of April 3, 2007,  as amended through the date of this Agreement, between Partners and Capital Ship Management Corp.

“Partners Board” shall mean the board of directors of Partners and/or a committee thereof, as applicable.

“Partners Certificate of Limited Partnership” shall mean the Certificate of Limited Partnership of Partners effective as of January 16, 2007, as amended from time to time.

“Partners Common Units” shall mean the common units representing limited partner interests in Partners having the rights and obligations specified with respect to Common Units in the Partners Partnership Agreement.

“Partners Conflicts Committee” shall mean the Conflicts Committee of the Board of Directors of Partners, consisting solely of independent directors.

“Partners Contract” shall have the meaning set forth in Section 5.2(l)(i).

“Partners Credit Facilities” shall mean (a) that certain Loan Agreement, dated as of March 22, 2007, by and among Partners, HSH Nordbank AG, as agent and security trustee, and the lenders party thereto and (b) that certain Loan Agreement, dated as of March 19, 2008, by and among Partners, HSH Nordbank AG as lead arranger and security trustee, DnB Nor Bank SA as co-arranger and the lenders party thereto, in each case as amended from time to time.

“Partners Disclosure Schedule” shall have the meaning set forth in Section 5.2.

“Partners Employee” means any employee of any of the Partners Entities or any of their respective Subsidiaries, or an employee of Capital Ship Management Corp. who performs services for any Partners Entity or Subsidiary of Partners.

“Partners Entities” shall have the meaning set forth in the introductory paragraph to this Agreement.

“Partners GP” shall have the meaning set forth in the introductory paragraph to this Agreement.

“Partners GP Certificate of Formation” shall mean the Certificate of Formation of Partners GP effective as of January 16, 2007, as amended from time to time.

“Partners GP LLC Agreement” shall mean the Limited Liability Company Agreement of Partners GP, dated as of January 16, 2007, as amended from time to time.

“Partners Incentive Plan” shall mean Partners’ 2008 Omnibus Incentive Compensation Plan, adopted April 29, 2008 and amended July 22, 2010, as it may be further amended from time to time.

“Partners Management Agreement” shall mean that certain Management Agreement, dated as of April 3, 2007, as amended through the date of this Agreement, between Partners and Capital Ship Management Corp.

“Partners Omnibus Agreement Amendment” shall mean an amendment to, or an amendment and restatement of, that certain Omnibus Agreement, dated as of April 3, 2007, by and among Capital Maritime, Partners GP, Capital Product Operating GP L.L.C. and Partners, as amended from time to time, containing the provisions provided for in Section 6.16.

“Partners Partnership Agreement” shall mean the Second Amended and Restated Agreement of Limited Partnership of Partners, dated as of February 22, 2010, as it may be further amended from time to time, including the Partners Partnership Agreement Amendment.

“Partners Partnership Agreement Amendment” shall mean an amendment to, or an amendment and restatement of, the Partners Partnership Agreement that includes the terms contemplated by Section 6.17(a).

“Partners Incentive Distribution Rights” shall mean the “Incentive Distribution Rights” as defined in the Partners Partnership Agreement.

“Partners Necessary Consents” shall have the meaning set forth in Section 5.2(d).

“Partners Real Property” means all real property owned by the Partners Entities or any of their respective Subsidiaries or used for the conduct of the business of the Partners Entities or any of their respective Subsidiaries as it is presently conducted.

“Partners SEC Documents” shall have the meaning set forth in Section 5.2(e)(i).

“Partners Tax Opinion” shall have the meaning set forth in Section 6.18(c).

“Partners Unaffiliated Unitholders” shall mean the holders of Partners Common Units other than (a) Partners, (b) Partners GP, (c) Capital Maritime, (d) the Company, (e) members of management of the Partners, Partners GP and the Company, (f) members of the Partners Board and the Company Board, and (vii) their respective Affiliates.

“Partners Vessels” shall have the meaning set forth in Section 5.2(p)(i).

“Partners 2010 20-F” shall mean that certain Form 20-F filed by Partners on February 4, 2011.

“Person” shall mean any individual, bank, corporation, partnership, limited liability company, association, joint-stock company, business trust or unincorporated organization or any other form of business or professional entity.

“Policies” means all policies of property, casualty and liability insurance, including crime insurance, liability and casualty insurance, property insurance, business interruption insurance, workers’ compensation, excess or umbrella liability insurance and any other type of property and casualty insurance.

“Pre-Closing Tax Period” shall have the meaning set forth in Section 5.1(u)(viii).

“Proxy Statement” shall have the meaning set forth in Section 6.4(a).

“Receiving Party” shall have the meaning set forth in Section 6.7(a).

“Registration Statement” shall have the meaning set forth in Section 6.4(a).

“Release” means any depositing, spilling, leaking, pumping, pouring, emitting, discarding, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of Hazardous Substances into the environment.

“Representatives” shall mean with respect to a Person, its directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative.

“Rights” shall mean, with respect to any Person, securities or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, equity securities of such Person.

“Rule 145 Affiliate” shall have the meaning set forth in Section 6.8(a).

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Significant Company Subsidiary” means any Company Subsidiary that would be a “Significant Subsidiary” as defined in Rule 12b-2 of the Exchange Act.

“SOX” means the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder.

“Stockholders” means the holders of the Company Common Stock and Company Class B Stock.

“Subsidiary” shall have the meaning ascribed to such term in Rule 1-02 of Regulation S-X under the Securities Act.

“Superior Proposal” shall mean any bona fide Acquisition Proposal (except that references to “20% or more” within the definition of “Acquisition Proposal” shall be replaced by “50% or more”) made by a third party, which is not subject to a financing condition, on terms that the Company Board determines, in its good faith judgment and after consulting with its financial advisor and outside legal counsel, and taking into account the financial, legal, regulatory and other aspects of the Acquisition Proposal (including, without limitation, any conditions to and the expected timing of consummation and any risks of non-consummation), to be more favorable to the holders of Company Common Stock and Company Class B Stock, from a financial point of view, than the Merger (taking into account any revised proposal by the Partners Board on behalf of Partners).

“Support Agreement” shall have the meaning set forth in the recitals to this Agreement.

“Surviving Entity” shall have the meaning set forth in Section 2.1(a).

“Takeover Law” shall mean any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under state, federal or foreign law.

“Taxes” shall mean all taxes, charges, fees, levies, duties, or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, whether disputed or not.

“Tax Law” shall mean any Law relating to Taxes.

“Tax Returns” means any return, report or similar statement (including any attached schedules thereto and any amendments thereof) required to be filed with respect to any Tax,

including any information return, claim for refund, amended return or declaration of estimated Tax.

“Termination Date” shall have the meaning set forth in Section 8.1(b)(i).

“Voting Debt” shall mean any bonds, debentures, notes or other indebtedness having the right to vote on any matters on which holders of capital stock or members or partners of the same issuer may vote (or that are convertible into, or exchangeable for, securities having the right to vote on such matters).

ARTICLE II

THE MERGER; EFFECTS OF THE MERGER

Section 2.1                      The Merger.

(a)           The Surviving Entity.  Subject to the terms and conditions of this Agreement, at the Effective Time, MergerCo shall merge with and into the Company, the separate existence of MergerCo shall cease and the Company shall survive and continue to exist as a Marshall Islands  corporation (the Company, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”), such that following the Merger, Partners will be the sole stockholder of the Company.

(b)           Effectiveness and Effects of the Merger.  Subject to the satisfaction or waiver of the conditions set forth in Article VII in accordance with this Agreement, the Merger shall become effective upon the filing in the office of the Registrar or Deputy Registrar of Corporations in the Republic of the Marshall Islands of a properly executed articles of merger (the “Articles of Merger”) or such later date and time as may be set forth in the Articles of Merger (the “Effective Time”), in accordance with the MIBCA.  The Merger shall have the effects prescribed in the MIBCA.

(c)           The Company and MergerCo Governing Documents.  At the Effective Time, (i) the Company Articles of Incorporation shall be amended and restated in substantially the form attached hereto as Annex B and such Company Articles of Incorporation as so amended and restated shall be the Articles of Incorporation of the Surviving Entity and (ii) the Company Bylaws shall be amended and restated in substantially the form attached hereto as Annex C and such Company Bylaws as so amended and restated shall be the Bylaws of the Surviving Entity, in each case until duly amended in accordance with the terms thereof and applicable Law and pursuant to such amendment and restatement.

(d)           Partners Partnership Agreement.  At the Effective Time, the Partners Partnership Agreement (as in effect immediately prior to the Effective Time), shall be amended by the Partners Partnership Agreement Amendment.

(e)           Directors.  The directors of MergerCo immediately prior to the Effective Time shall become the directors of the Surviving Entity, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(f)           Officers.  The officers of the Company immediately prior to the Effective Time shall become the officers of the Surviving Entity, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(g)           Capital Stock of MergerCo.  As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or Company Class B Stock or any shares of capital stock of MergerCo, each share of Common Stock, par value $0.0001 per share, of MergerCo issued and outstanding immediately prior to the Effective Time (“MergerCo Common Stock”) shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Corporation and such shares shall, following the Merger, represent all of the issued and outstanding capital stock of the Surviving Entity, all of which shall be owned by Partners at the Effective Time.

(h)           Cancellation of Treasury Stock.  Each share of Company Common Stock and Company Class B Stock issued and outstanding immediately prior to the Effective Time that is owned by the Company, Partners, Partners GP, MergerCo or any of their respective Subsidiaries, if any, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 2.2                      Closing.  Subject to the satisfaction or waiver of the conditions as set forth in Article VII in accordance with this Agreement, the Merger and the other transactions contemplated hereby (the “Closing”) shall occur (a) at 10:00 a.m. (New York Time) on the third Business Day after the day on which the last of the conditions set forth in Article VII shall have been satisfied or waived in accordance with the terms of this Agreement or (b) such other date and time to which the parties may agree in writing.  The date on which the Closing occurs is referred to as the “Closing Date.”  The Closing of the transactions contemplated by this Agreement shall take place at the offices of Akin Gump Strauss Hauer & Feld LLP, 1111 Louisiana Street, Houston, TX.

ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 3.1                      Merger Consideration.  Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the Partners Entities, the Company or any Stockholder:

(a)           Each share of (i) Company Common Stock and (ii) Company Class B Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock and Company Class B Stock held by the Company, the Partners Entities or any of their respective Subsidiaries, if any) shall be converted into the right to receive 1.56 (the “Exchange Ratio”) Partners Common Units (the “Merger Consideration”), which Partners Common Units shall be duly authorized and validly issued in accordance with applicable Laws and the Partners Partnership Agreement, fully paid (to the extent required under the Partners Partnership Agreement) and non-assessable (except to the extent such non-assessability may be affected by the MILPA) (such Partners Common Units described in this clause (a) shall be referred to herein as the “New Partners Common Units”).

(b)           All the shares of Company Common Stock and Company Class B Stock, when converted in the Merger, shall cease to be outstanding and shall automatically be cancelled and cease to exist.  At the Effective Time, each holder of a certificate representing a share of Company Common Stock or Company Class B Stock (a “Certificate”) and each holder of non-certificated shares of Company Common Stock or Company Class B Stock represented by book-entry (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except (A) the right to receive dividends in accordance with Section 3.2, and (B) the right to receive (i) the Merger Consideration, (ii) any cash to be paid in lieu of any fractional New Partners Common Unit in accordance with Section 3.3(e) and (iii) any distributions in accordance with Section 3.3(c), and in each case to be issued or paid in consideration therefor in accordance with Section 3.3.

Section 3.2                      Rights As Unitholders; Unit Transfers.  At the Effective Time, holders of shares of Company Common Stock and shares of Company Class B Stock shall cease to be, and shall have no rights as Stockholders, other than to receive (a) any dividend with respect to such shares of Company Common Stock or Company Class B Stock with a record date occurring prior to the Effective Time that may have been declared by the Company on such shares in accordance with the terms of this Agreement and the Company Articles of Incorporation and Company Bylaws and that remains unpaid at the Effective Time and (b) the consideration provided under this Article III.  After the Effective Time, there shall be no transfers on the stock transfer books of the Company with respect to the shares of Company Common Stock or Company Class B Stock.

Section 3.3                      Exchange of Certificates.

(a)           Exchange Agent.  At or prior to the Effective Time, Partners shall deposit or shall cause to be deposited with the Exchange Agent for the benefit of Stockholders, for exchange in accordance with this Article III, through the Exchange Agent, the certificates representing New Partners Common Units (such certificates, whether represented in certificated or non-certificated book-entry form, to the extent applicable, the “New Partners Common Unit Certificates) and cash as required by this Article III.  Partners agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any distributions pursuant to Section 3.2 and Section 3.3(c) and to make payments in lieu of any fractional New Partners Common Units pursuant to Section 3.3(e).  Any cash and New Partners Common Unit Certificates deposited with the Exchange Agent (including as payment for any fractional New Partners Common Units in accordance with Section 3.3(e) and any distributions in accordance with Section 3.3(c)) shall hereinafter be referred to as the “Exchange Fund.”  The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of Company Common Stock and Company Class B Stock pursuant to this Agreement out of the Exchange Fund.  Except as contemplated by Sections 3.3(c) and 3.3(e), the Exchange Fund shall not be used for any other purpose.

(b)           Exchange Procedures.  As soon as reasonably practicable after the Effective Time, Partners shall instruct the Exchange Agent to mail to each record holder of a share of

Company Common Stock or Company Class B Stock (i) a letter of transmittal (which shall specify that in respect of certificated shares, delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and shall be in customary form and agreed to by Partners and the Company prior to the Effective Time) and (ii) instructions for effecting the surrender of the Certificates or transfer of the Book-Entry Shares, as the case may be, in exchange for the Merger Consideration payable in respect of shares of Company Common Stock and Company Class B Stock represented by such Certificates or Book-Entry Shares.  Upon proper surrender of a Certificate or transfer of Book-Entry Share, as the case may be, for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Shares) as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor (A) a New Partners Common Unit Certificate representing, in the aggregate, the whole number of New Partners Common Units that such holder has the right to receive pursuant to this Article III (after taking into account and aggregating all shares of Company Common Stock and Company Class B Stock then held by such holder) and (B) a check in the amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to this Article III, including cash payable in lieu of any fractional New Partners Common Units pursuant to Section 3.3(e) and distributions pursuant to Section 3.3(c) and the Certificate so surrendered and the Book-Entry Share so transferred shall immediately be cancelled.  No interest shall be paid or accrued on any Merger Consideration or on any unpaid distributions payable to holders of Certificates or Book-Entry Shares.  In the event of a transfer of ownership of shares of Company Common Stock or Company Class B Stock that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares may be paid to a transferee, if the Certificate representing such shares or evidence of ownership of the Book-Entry Shares are presented to the Exchange Agent, and in the case of both certificated and book-entry shares, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the record holder of such shares, or shall establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.  Until the required documentation has been delivered and Certificates have been surrendered and the Book-Entry Shares have been transferred, as the case may be, as contemplated by this Section 3.3, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of shares of Company Common Stock or Company Class B Stock, as the case may be (including any cash in lieu of fractional units pursuant to Section 3.3(e)), and any distributions to which such holder is entitled pursuant to Section 3.2.

(c)           Distributions with Respect to Unexchanged Shares of Company Common Stock and Company Class B Stock.  No distributions declared or made with respect to Partners Common Units with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or untransferred Book-Entry Share with respect to the New Partners Common Units that such holder would be entitled to receive in accordance herewith and no cash payment in lieu of fractional New Partners Common Units shall be paid to any such holder until such holder shall deliver the required documentation and surrender any Certificate or transfer any Book-Entry Share, as the case may be, as contemplated by this Section 3.3.  Subject to applicable Law, following compliance with the requirements of Section 3.3(b), there shall be paid to such holder of the New Partners Common Units issuable in exchange therefor, without interest, (i) promptly after the time of such compliance, the amount of any cash payable in lieu of fractional New Partners Common Units to which such holder is entitled pursuant to Section 3.3(e) and the amount of distributions with a record date after the Effective Time theretofore paid with respect to the New Partners Common Units and payable with respect to such New Partners Common Units, and (ii) at the appropriate payment date, the amount of distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such compliance payable with respect to such New Partners Common Units.

(d)           Further Rights in the Company Common Stock and Company Class B Stock.  The Merger Consideration issued upon conversion of a share of Company Common Stock or Company Class B Stock in accordance with the terms hereof and any cash paid pursuant to Section 3.2, Section 3.3(c) or Section 3.3(e) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such share of Company Common Stock or Company Class B Stock, as the case may be.

(e)           Fractional Partners Common Units.  No certificates or scrip of the New Partners Common Units representing fractional New Partners Common Units or book entry credit of the same shall be issued upon the exchange of shares of Company Common Stock or Company Class B Stock in accordance with Section 3.3(b), and such fractional interests will not entitle the owner thereof to vote or to have any rights as a holder of any New Partners Common Units.  Notwithstanding any other provision of this Agreement, each holder of a share of Company Common Stock or Company Class B Stock exchanged in the Merger who would otherwise have been entitled to receive a fraction of a New Partners Common Unit (after taking into account all such shares exchanged by such holder) shall receive, in lieu thereof, cash (without interest rounded up to the nearest whole cent) in an amount equal to the product of (i) the closing sale price of the Partners Common Units on the NASDAQ as reported by The Wall Street Journal on the trading day immediately preceding the date on which the Effective Time shall occur and (ii) the fraction of a New Partners Common Unit that such holder would otherwise be entitled to receive pursuant to this Article III.  As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Partners, and Partners shall, or shall cause the Surviving Entity to, deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

(f)           Termination of Exchange Fund.  Any portion of the Exchange Fund constituting New Partners Common Units or cash that remains undistributed to the Stockholders after one year following the Effective Time shall be delivered to Partners upon demand and, from and after such delivery, any former holders of such shares who have not theretofore complied with this Article III shall thereafter look only to Partners for the Merger Consideration payable in respect of such shares, any cash in lieu of fractional New Partners Common Units to which they are entitled pursuant to Section 3.3(e) and any distributions with respect to the New Partners Common Units to which they are entitled pursuant to Section 3.3(c), in each case, without any interest thereon.

(g)           No Liability.  None of the Partners Entities, the Company nor the Surviving Entity shall be liable to any Stockholder for any Partners Common Units (or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.  Notwithstanding any other provision of this Agreement, any amounts remaining unclaimed by Stockholders as of the second anniversary of the Effective Time (or immediately prior to such earlier time as such amounts would otherwise escheat to or become the property of any Governmental Authority) shall, to the extent permitted by applicable Law, become the property of Partners, free and clear of any Liens, claims or interest of any Person previously entitled thereto.

(h)           Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Partners, the posting by such Person of a bond, in such reasonable amount as Partners may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock or Company Class B Stock represented by such Certificate and any distributions to which the holders thereof are entitled pursuant to Section 3.2.

(i)           Withholding.  Each of Partners, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or Company Class B Stock such amounts as Partners, the Surviving Entity or the Exchange Agent are required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment; provided, however, that Partners, the Surviving Entity or the Exchange Agent, as the case may be, shall provide reasonable notice to the applicable Stockholders prior to withholding any amounts pursuant to this Section 3.3(i).  To the extent that amounts are so deducted and withheld by Partners, the Surviving Entity or the Exchange Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the Stockholders in respect of whom such deduction and withholding was made by Partners, the Surviving Entity or the Exchange Agent, as the case may be.

(j)           Book Entry and Admission of Holders of New Partners Common Units as Additional Limited Partners of Partners.  Holders of New Partners Common Units will be admitted to Partners as Limited Partners upon the issuance of New Partners Common Units to the Stockholders in accordance with this Section 3.3 and the reflection of such admission on the books and records of Partners pursuant to Section 10.2 of the Partners Partnership Agreement.

Section 3.4                      Anti-Dilution Provisions.  In the event of any subdivisions, reclassifications, recapitalizations, splits, combinations or distributions in the form of equity interests with respect to the shares of Company Common Stock or Company Class B Stock and the Partners Common Units (in each case, as permitted pursuant to Section 4.1(c) or Section 4.2(c), as applicable), the number of New Partners Common Units to be issued in the Merger and the average closing sales prices of the Partners Common Units determined in accordance with Section 3.3(e) will be correspondingly adjusted.

Section 3.5                      Equity Awards.

(a)           Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Incentive Plan) will adopt such resolutions or take such other actions as may be required to effect the following:

(i)           adjust the terms of all outstanding Company Stock-Based Awards, if any, to provide that, at the Effective Time, such Company Stock-Based Awards outstanding immediately prior to the Effective Time will be converted into Partners Common Units or other compensatory awards denominated in Partners Common Units subject to a risk of forfeiture to, or right of repurchase by, Partners (each, a “Converted Company Stock-Based Award”), with the same terms and conditions as were applicable under such Company Stock-Based Awards, except to the extent otherwise required by the terms of such Company Stock-Based Awards or pursuant to the Company Incentive Plan, and each holder of Company Stock-Based Awards will be entitled to receive a number of Converted Company Stock-Based Awards equal to the product of (x) the number of Company Stock-Based Awards held by such holder immediately prior to the Effective Time and (y) the Exchange Ratio; provided, however, that the transfer restrictions and forfeiture provisions relating to any Company Stock-Based Awards that have been granted to the five independent directors of the Company (other than the independent director to be designated by the Company pursuant to Section 6.17(c) to serve as a member of the Partners Board) will lapse immediately prior to the Effective Time, and such Company Stock-Based Awards will vest in full immediately prior to the Effective Time;

(ii)           make such other changes to the Company Incentive Plan as may be necessary, proper, desirable or advisable to give effect to the Merger (subject to the approval of Partners, which will not be unreasonably withheld, conditioned or delayed); and

(iii)           ensure that, after the Effective Time, no Company Stock-Based Awards may be granted under the Company Incentive Plan and that from and after the Effective Time awards under the Company Incentive Plan will be granted with respect to Partners Common Units.

(b)           At the Effective Time, and subject to compliance by the Company with Section 3.5(a), Partners will assume all the obligations of the Company under the Company Incentive Plan, each outstanding Company Stock-Based Award and the agreements evidencing the grants thereof.  As soon as practicable after the Effective Time, Partners will deliver to the holders of Company Stock-Based Awards appropriate notices setting forth such holders’ rights pursuant to the Company Incentive Plan, and the agreements evidencing the grants of such Company Stock-Based Awards will continue in effect on the same terms and conditions (subject to the adjustments required by this Section 3.5 after giving effect to the Merger).

(c)           Partners will take all corporate action necessary to reserve for issuance a sufficient number of Partners Common Units for delivery at the Effective Time of Converted Company Stock-Based Awards assumed in accordance with this Section 3.5.

ARTICLE IV

ACTIONS PENDING MERGER

Section 4.1                      Covenants of the Company.  During the period from the date of this Agreement and continuing until the Effective Time, the Company agrees as to itself and its Subsidiaries that without the written consent of Partners, which shall not be unreasonably withheld, delayed or conditioned (except as expressly contemplated or permitted by this Agreement or a correspondingly numbered subsection of the Company Disclosure Schedule):

(a)           New Business.  The Company shall not, and the Company shall not permit any of its Subsidiaries to, enter into any new material line of business that is not in the shipping industry.

(b)           Ordinary Course.  The Company and its Subsidiaries shall carry on their existing businesses in the ordinary course consistent with past practices in all material respects and in material compliance with all applicable Laws.

(c)           Dividends; Changes in Share Capital.  Except as required under the Company Articles of Incorporation, the Company Bylaws or the organizational documents of the Company’s Subsidiaries or as contemplated by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, (i) declare or pay any dividends or other distributions (whether in the form of cash, equity or property) in respect of any of its equity securities except, solely in the case of the Company, the declaration and payment of a regular quarterly dividend for the quarter ended March 31, 2011 and the quarter ending June 30, 2011, in each case not in excess of $0.25 per share of Company Common Stock and Company Class B Stock with usual record and payment dates for such dividend in accordance with past dividend practice, (ii) split, combine or reclassify any of its Company Common Stock or Company Class B Stock, or (iii) repurchase, redeem or otherwise acquire any of its equity securities, except by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction.

(d)           Issuance of Securities.  Except as provided in the Company Incentive Plan, the Company shall not, and shall not permit any of its Subsidiaries to, issue, deliver, sell, pledge or dispose of, or propose or authorize the issuance, delivery, sale, pledge or disposition of, any of its equity securities of any class, any Voting Debt or any securities convertible into or exercisable for, or any Rights, warrants, calls or options to acquire, any such securities, partnership units or Voting Debt, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing, other than issuances, sales or deliveries by a Subsidiary of the Company of equity securities to such Subsidiary’s parent or another Subsidiary of the Company.

(e)           Governing Documents.  Except to the extent required to comply with its obligations hereunder or applicable Law, the Company shall not amend or propose to amend the Company Articles of Incorporation or Company Bylaws, and shall cause each of its Subsidiaries not to amend or propose to amend the organizational documents of any of such Subsidiary, in a manner that would be materially adverse to the interests of the holders of Partnership Common

Units or that would adversely affect the holders of Partners Common Units compared to Stockholders.

(f)           No Merger.  The Company shall not merge or consolidate with or sell all or substantially all of its assets to any Person or effect any unit exchange having a substantially similar effect, other than such transactions between or among direct or indirect wholly-owned Subsidiaries of the Company.

(g)           Accounting Methods; Tax Elections.  Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement, or as required by a Governmental Authority, the Company shall not change in any material respect its methods of accounting in effect at December 31, 2010, except to comply with changes in GAAP as concurred in by the Company’s independent public accountants. The Company shall not (i) change its fiscal year or any method of tax accounting or (ii) make any material Tax election, in each case except as required by Law.

(h)           Certain Actions.  The Company and its Subsidiaries shall not take any action or omit to take any action which action or omission would reasonably be expected to (i) prevent or materially delay or impede the consummation of the Merger or the other transactions contemplated by this Agreement or Merger or (ii) result in a material violation of this Agreement, except, in each case, as may be required by applicable Law.

(i)           Acquisitions and Dispositions.  Except for acquisitions set forth in Section 4.1(i) of the Company Disclosure Schedule and other than capital expenditures and obligations or liabilities allocated under the Company Management Agreement and other capital expenditures and obligations, the Company shall not, and shall not permit any of its Subsidiaries to, (A) incur or commit to any capital expenditures or any obligations or liabilities to unaffiliated third parties in connection therewith relating to the construction of one or more vessels, or (B) acquire, or agree to acquire, by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any vessel.  The Company shall not, and shall not permit any of its Subsidiaries to, sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, in each case including, but not limited to, by way of merger, any of their vessels (including equity securities of Subsidiaries of the Company), except the chartering of vessels in the ordinary course of business, consistent with past practice, and except for dispositions to or from wholly-owned Subsidiaries of the Company, or dispositions to Partially Owned Entities of the Company to the extent required pursuant to the governing documents of such entities set forth, or not required to be set forth, in Section 5.1(a)(iii) of the Company Disclosure Schedule.

(j)           Indebtedness.  The Company shall not, and shall not permit any of its Subsidiaries to, except for (A) solely with respect to the Company and any of its Subsidiaries, additional borrowing under existing loan agreements and refinancing or replacement of such agreements or obligations thereunder (provided the aggregate amount of indebtedness that may be incurred thereunder is not increased) and (B) borrowings (and associated guarantees) of up to an aggregate of $2.0 million principal amount of indebtedness under one or more new short-term credit facilities, incur any indebtedness for borrowed money or guarantee, assume, endorse or otherwise as an accommodation become responsible for any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, or enter into any “keep well” or other agreement to maintain any financial condition of another Person (other than any wholly-owned Subsidiary). Notwithstanding any other provision of this Agreement, the Company and its Subsidiaries shall be entitled to transfer funds and make payments to its Subsidiaries (i) to reimburse its Subsidiaries for obligations (which otherwise were incurred in compliance with the Agreement) of the Company or its Subsidiaries incurred by its Subsidiaries or (ii) in the ordinary course of business consistent with past practice.

(k)           No Related Actions.  The Company shall not, and shall not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

Section 4.2                      Covenants of the Partners Entities.  During the period from the date of this Agreement and continuing until the Effective Time, each of the Partners Entities agrees as to itself and its Subsidiaries that without the written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned (except as expressly contemplated or permitted by this Agreement or a correspondingly numbered subsection of the Partners Disclosure Schedule):

(a)           New Business.  The Partners Entities shall not, and the Partners Entities shall not permit any of their respective Subsidiaries to, enter into any new material line of business that is not in the shipping industry.

(b)           Ordinary Course.  The Partners Entities and their respective Subsidiaries shall carry on their existing businesses in the ordinary course consistent with past practices in all material respects.

(c)           Distributions; Changes in Unit Capital.  Except as required under the Partners Certificate of Limited Partnership, Partners Partnership Agreement or the organizational documents of its Subsidiaries or as contemplated by this Agreement, Partners shall not, and shall not permit any of its Subsidiaries to, (i) solely in the case of Partners, declare or pay any special or extraordinary distributions in respect of any of its Partners Common Units or other equity securities, (ii) split, combine or reclassify any of its Partners Common Units, or (iii) repurchase, redeem or otherwise acquire any of its equity securities or Partners Common Units, except for any such transaction or distribution consistent with past practices or by a wholly-owned Subsidiary of Partners that remains a wholly-owned Subsidiary of Partners after consummation of such transaction.

(d)           Issuance of Securities.  Except as provided in the Partners Incentive Plan and in Section 4(i), Partners and Partners GP shall not, and shall not permit any of their respective Subsidiaries to, issue, deliver, sell, pledge or dispose of, or propose or authorize the issuance, delivery, sale, pledge or disposition of, any of its equity securities of any class, any Voting Debt or any securities convertible into or exercisable for, or any Rights, warrants, calls or options to acquire, any such securities, partnership units or Voting Debt, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing, other than issuances, sales or deliveries by a Subsidiary of Partners of equity securities to such Subsidiary’s parent or another Subsidiary of Partners.

(e)           Governing Documents.  Except to the extent required to comply with its obligations hereunder or applicable Law, Partners GP and Partners shall not amend or propose to amend the Partners GP Certificate of Formation, Partners GP LLC Agreement, Partners Certificate of Limited Partnership, Partners Partnership Agreement, or the organizational documents of any of their respective Subsidiaries, in a manner that would be materially adverse to the interests of the Stockholders or that would adversely affect the Stockholders compared to holders of Partners Common Units.

(f)           No Merger.  Neither Partners nor MergerCo shall merge or consolidate with or sell all or substantially all of its assets to any Person or effect any unit exchange having a substantially similar effect, other than such transactions between or among direct or indirect wholly-owned Subsidiaries of Partners.

(g)           Accounting Methods; Tax Elections.  Except as disclosed in Partners SEC Documents filed prior to the date of this Agreement, or as required by a Governmental Authority, Partners shall not change in any material respect its methods of accounting in effect at December 31, 2010, except to comply with changes in GAAP as concurred in by Partners’ independent public accountants. Partners shall not (i) change its fiscal year or any method of tax accounting or (ii) make any material Tax election, in each case except as required by Law.

(h)           Certain Actions.  The Partners Entities and their respective Subsidiaries shall not take any action or omit to take any action which action or omission would reasonably be expected to (i) prevent or materially delay or impede the consummation of the Merger or the other transactions contemplated by this Agreement or Merger or (ii) result in a material violation of this Agreement, except, in each case, as may be required by applicable Law.

(i)           No Related Actions.  The Partners Entities shall not, and shall not permit any of their respective Subsidiaries to, agree or commit to do any of the foregoing; provided, however, that nothing in this Section 4.2 will prohibit any of the Partners Entities from acquiring or entering into agreements to acquire vessels (including non-tanker vessels) or the equity of any Person owning such vessels and financing such acquisitions (by the issuance of equity securities, debt securities or otherwise) and taking all other actions reasonably incidental thereto.

Section 4.3                      Governmental Filings.  To the extent permitted by Law or regulation or any applicable confidentiality agreement, each of the Company and Partners shall confer on a reasonable basis with each other on operational matters. The Company and Partners shall file all reports required to be filed by each of them with the SEC (and all other Governmental Authorities) between the date of this Agreement and the Effective Time and shall, if requested by the other party (to the extent permitted by Law or any applicable confidentiality agreement) deliver to the other party copies of all such reports, announcements and publications promptly upon request.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

Section 5.1                      Representations and Warranties of the Company.  Except as disclosed in a section of the Company’s disclosure schedule delivered to the Partners Entities concurrently herewith (the “Company Disclosure Schedule”) corresponding to the subsection of this Section 5.1 to which such disclosure applies (provided that the disclosure in any paragraph of the Company Disclosure Schedule shall qualify other paragraphs in this Section 5.1, information called for by other sections of the Company Disclosure Schedule or the annexes or exhibits to this Agreement to the extent it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs, information, annexes or exhibits), or as disclosed in the Company SEC Documents filed prior to the date hereof to the extent such disclosure on its face appears to constitute information that would reasonably be deemed a qualification or exception to the following representations and warranties, the Company represents and warrants to the Partners Entities as follows:

(a)           Organization.

(i)           The Company is a corporation duly formed, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. The Company has the requisite corporate power and authority to own, lease or otherwise hold, use and operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to have such power or authority or to be so licensed or qualified would not constitute a Material Adverse Effect on the Company. True and complete copies of the Company Articles of Incorporation and Company Bylaws, as in effect as of the date of this Agreement, have previously been made available to the Partners Entities by the Company.

(ii)           Each Subsidiary of the Company (1) is duly formed or organized and validly existing under the Laws of its jurisdiction of formation or organization, (2) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or otherwise holding, using and operating of property or assets or the conduct of its business requires it to be so qualified, and (3) has all requisite corporate, partnership or limited liability company power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each case where the failure to have such power or authority or to be so formed or organized, in existence or qualified would not constitute a Material Adverse Effect on the Company.

(iii)           Section 5.1(a)(iii) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of each of the Company’s Subsidiaries and Partially Owned Entities.

(b)           Capitalization.  Except as set forth in Section 5.1(b) of the Company Disclosure Schedule:

(i)           The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock, 100,000,000 shares of Company Class B Stock and 100,000,000 shares of preferred stock, par value $0.0001 per share.  The Company has no equity interests issued and outstanding other than, as of the date of this Agreement, (1) 13,899,400 shares of Company Common Stock (of which shares 399,400 are restricted shares), and (2) 2,105,263 shares of Company Class B Stock.  Except as set forth in the preceding sentence, as of the date of this Agreement, there are no outstanding (x) options, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any equity interest in the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such equity interests or (y) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any equity interest in the Company or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence.  The Company has no Voting Debt.  There are no obligations in excess of $100,000 of the Company or its Subsidiaries, in the aggregate, to make any investment (in the form of a loan, capital contribution or otherwise) in any Person, or pursuant to which the Company or any Subsidiary is or could be required to register any units, shares or any equity interests of the Company or its Subsidiaries or other securities under the Securities Act.  Neither the Company nor any of its Subsidiaries owns, or has any contractual or other obligation to acquire, any equity securities or other securities of any Person (other than in the Company or its Subsidiaries) or any direct or indirect equity or ownership interest in any other business. Except for this Agreement, there are no voting trusts, proxies or other agreements, commitments or understandings of any character to which either the Company or its Subsidiaries is a party or by which any of them is bound with respect to the holding, voting or disposition of any units, shares or any equity interests of the Company or its Subsidiaries, except pursuant to the applicable governing documents of the Company or its Subsidiaries.

(ii)           The shares of Company Common Stock and Company Class B Stock have been duly authorized and validly issued in accordance with applicable Laws and the Company Articles of Incorporation and Company Bylaws, and are fully paid and non-assessable.  Such equity interests were not issued in violation of pre-emptive or similar rights or any other agreement or understanding binding on the Company.  All of the outstanding equity interests of the Subsidiaries of the Company and the Partially Owned Entities of the Company have been duly authorized and are validly issued, fully paid (to the extent required under the applicable governing documents) and non-assessable and free of pre-emptive rights (except in each case (1) with respect to general partner interests, (2) as set forth to the contrary in the applicable governing documents and (3) to the extent such non-assessability may be affected by applicable Laws) and were not issued in violation of pre-emptive or similar rights; and all such units, shares and other equity interests, other than interests in the Partially Owned Entities of the Company that are owned by others, are owned, directly or indirectly, by the Company, free and clear of all Liens, except pursuant to the applicable governing documents.

(iii)           No Subsidiary or any Partially Owned Entity of the Company has any Voting Debt.

(c)           Authority; No Violation.  Except as set forth in Section 5.1(c) of the Company Disclosure Schedule:

(i)           The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Company Board (upon recommendation by the Company Independent Directors’ Committee), at a duly convened meeting thereof.  The Company, acting through the Company Board, has directed that this Agreement be submitted to the Stockholders for approval at the Company Meeting.  Except for approvals that have been previously obtained, the Company Stockholder Approval and the Company Unaffiliated Stockholder Approval, no other votes or approvals on the part of the Company are necessary to approve this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the Partners Entities) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law)).

(ii)           Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (1) (subject to receiving the Company Stockholder Approval and the Company Unaffiliated Stockholder Approval) violate any provision of the Company Articles of Incorporation or Company Bylaws or the organizational documents of its Subsidiaries, or (2) assuming that the consents and approvals referred to in Section 5.1(d) are duly obtained, (x) violate any Law applicable to the Company, any of its Subsidiaries or, to the Company’s Knowledge, any Partially Owned Entities of the Company or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, accelerate any right or benefit provided by, or result in the creation of any Lien upon any of the respective properties or assets of the Company, any of its respective Subsidiaries or, to the Company’s Knowledge, any Partially Owned Entities of the Company under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company, any Subsidiary of the Company or, to the Company’s Knowledge, any Partially Owned Entities of the Company is a party, or by which they or any of their respective properties or assets are bound, except in each case for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations or Liens which would not constitute a Material Adverse Effect on the Company.

(d)           Consents and Approvals.  Except for (i) the filing of any required applications or notices with any state or foreign agencies of competent jurisdiction and approval of such applications and notices (the “Other Approvals”) as set forth on Section 5.1(d) of the Company Disclosure Schedule, (ii) the filing of the Proxy Statement and the Registration Statement, (iii) the filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE or NASDAQ, as applicable, (v) such filings and approvals as may be required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the New Partners Common Units pursuant to this Agreement (the consents, authorizations, approvals, filings and registration required under or in relation to the foregoing clauses (i) through (v) being referred to as the “Company Necessary Consents”), (vi) any consents or waivers required to be obtained under the Company Credit Facility and (vii) such other consents, authorizations, approvals, filings and registrations, the failure of which to obtain or make would not constitute a Material Adverse Effect on the Company, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with (1) the execution and delivery by the Company of this Agreement or (2) the consummation by the Company of the transactions contemplated by this Agreement.

(e)           Financial Reports and SEC Documents; Disclosure and Internal Controls.

(i)           The Company 20-F and all other reports, registration statements, definitive proxy statements or information statements filed or furnished by the Company or any of its Subsidiaries subsequent to March 1, 2010, including, but not limited to, items incorporated by reference into or referred to in such reports, registration statements, proxy statements or information statements under the Securities Act or the Exchange Act, in the form filed or furnished (collectively, the “Company SEC Documents”), with the SEC as of their respective dates, (1) complied in all material respects as to form with the applicable requirements under the Securities Act, the Exchange Act or SOX, as the case may be, and (2) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.  The historical financial statements (including the related notes and supporting schedules) contained in the Company SEC Documents (A) comply in all material respects with the applicable requirements under the Securities Act and the Exchange Act, (B) present fairly in all material respects the financial position, results of operations and cash flows of the entities purported to be shown thereby on the basis stated therein at the respective dates or for the respective periods, and (C) have been prepared in accordance with GAAP consistently applied throughout the periods involved, except in each case to the extent disclosed therein.  There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to the Company SEC Documents.  No enforcement action has been initiated, or to the Knowledge of the Company, is threatened, against the Company relating to disclosures contained in any Company SEC Document.

(ii)           The Company has designed and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The Company has (1) designed disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to the Company and its Subsidiaries is made known to the management of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Company SEC Documents and (2) disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (within the meaning of Rule 13a-l 5(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(iii)           Deloitte, Hadjipavlou, Sofianos & Cambanis, S.A., who audited the audited financial statements contained in the Company 20-F, is an independent registered public accounting firm with respect to the Company within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

(iv)           The Company has made available (to the extent not available to the public on the SEC’s EDGAR website) to Partners each Company SEC Document, each in the form (including exhibits and any amendments thereto) filed with or furnished to the SEC prior to the date of this Agreement.

(f)           Foreign Private Issuer.  The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act).

(g)           Relations with Governments.  To the Knowledge of the Company, except as would constitute a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries, nor any director, officer, agent or employee of the Company or any of its Subsidiaries, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment or offered anything of value to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) made any other unlawful payment, or (iv) violated any applicable export control, money laundering or anti-terrorism Law or regulation, nor have any of them otherwise taken any action which would cause the Company or any of its Subsidiaries to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable Law of similar effect.

(h)           Absence of Undisclosed Liabilities.  Except as disclosed in the audited financial statements (or notes thereto) included in the Company 20-F or in the financial statements (or notes thereto) included in subsequent Company SEC Documents filed prior to the date hereof, neither the Company nor any of its Subsidiaries had at December 31, 2010, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether due or to become due) of any nature, except liabilities, obligations or contingencies that (i) are accrued or reserved against in the financial statements of the Company included in the Company SEC Documents filed prior to the date hereof, or reflected in the notes thereto, (ii) were incurred since December 31, 2010 in the ordinary course of business and consistent with past practices, (iii) would not constitute a Material Adverse Effect on the Company, (iv) have been discharged or paid in full prior to the date hereof or (v) arise under this Agreement and the transactions contemplated by this Agreement.

(i)           Absence of Certain Changes or Events.   Since December 31, 2010, no event or events have occurred that would constitute a Material Adverse Effect on the Company.

(j)           Legal Proceedings.  Except as set forth in Section 5.1(j) of the Company Disclosure Schedule, there is no suit, action or proceeding or investigation pending before any Governmental Authority or, to the Knowledge of the Company, threatened, against or affecting the Company or any its Subsidiaries that would constitute a Material Adverse Effect on the Company, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority outstanding against the Company or any Subsidiary that would constitute any such effect.  There is no order or settlement agreement imposed on the Company or its Subsidiaries (or that, upon consummation of the transactions contemplated hereby) that would constitute a Material Adverse Effect on the operations and business of the Company or its Subsidiaries.

(k)           Compliance with Applicable Law.  The Company and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with, and are not in default under any, applicable Law relating to the Company or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not constitute a Material Adverse Effect on the Company.

(l)           Contracts.

(i)           Except for this Agreement or as designated as an exhibit to the Company 20-F or to a Company SEC Document filed thereafter and prior to the date of this Agreement, and except as set forth in Section 5.1(l)(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by, as of the date hereof, any agreement, contract, arrangement, commitment or instrument (whether written or oral)  (1) which is a “material contract” (as such term is used in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries required to be filed with the SEC that has not been filed, (2) which, upon the consummation of the Merger or upon receipt of the Company Stockholder Approval or the Company Unaffiliated Stockholder Approval, will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from the Company, Partners GP, Partners, the Surviving Entity or any of their respective Subsidiaries to any director, officer, employee, consultant or contractor who performs services for the benefit of the Company or a Subsidiary of the Company, (3) which is a “material contract” (as such term is defined in

Item 601(b)(10) of Regulation S-K), or an amendment to or termination thereof, that would be required to be disclosed on a Current Report on Form 8-K filed with the SEC (if the Company were required to file such reports), to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company SEC Documents filed prior to the date of this Agreement or (4) which are material and containing change of control provisions triggered by the consummation of the transactions contemplated by this Agreement.  Each agreement, contract, arrangement, commitment or instrument of the type described in this Section 5.1(l), whether or not set forth in the Company Disclosure Schedule or in such Company SEC Documents, is referred to herein as a “Company Contract.”  No Company Contract has been amended or modified, except for such amendments or modifications which have been filed as an exhibit to a subsequently dated and filed Company SEC Document or are not required to be filed with the SEC and set forth in Section 5.1(l)(i) of the Company Disclosure Schedule.

(ii)           All of the Company Contracts are valid and in full force and effect and enforceable in accordance with their terms, except insofar as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), except (i) to the extent that they have previously expired in accordance with their terms or (ii) for any failures to be in full force and effect that would not constitute a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any counterparty to any of the Company Contracts, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any of the Company Contracts, except in each case for those violations and defaults which would not constitute a Material Adverse Effect on the Company.

(m)           Insurance.  All material Policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary for the industries in which the Company and its Subsidiaries operate, in each case, except as, individually or in the aggregate, would not constitute a Material Adverse Effect on the Company. Neither the Company nor its Subsidiaries are in breach or default under, and neither the Company nor its Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any Policies, in each case, except as would not constitute a Material Adverse Effect on the Company. To the Knowledge of the Company, there is no threatened termination of, or material premium increase with respect to, any current Policy.

(n)           Environmental Matters.  Except as set forth in Section 5.1(n) of the Company Disclosure Schedule, and except as would not constitute a Material Adverse Effect on the Company: (1) the Company, its Subsidiaries, Partially Owned Entities of the Company and their respective businesses, operations, properties and Assets are and have been in compliance with all Environmental Laws and all permits, registrations, licenses, approvals, exemptions, variances, and other authorizations required under Environmental Laws (“Environmental Permits”); (2) the

Company, its Subsidiaries and Partially Owned Entities of the Company have obtained or timely filed for all Environmental Permits for their respective businesses, operations, properties and Assets as they currently exist and are operated and all such Environmental Permits are currently in full force and effect; (3) neither the Company nor any Subsidiary of the Company nor any of their respective businesses, operations, properties or Assets, or, to the Knowledge of the Company, Partially Owned Entities of the Company, or their respective businesses, operations, properties and Assets, are subject to any pending or, to the Knowledge of the Company, threatened claims, actions, suits, writs, injunctions, decrees, orders, judgments, investigations, inquiries or proceedings relating to their compliance with Environmental Laws; (4) within the six years prior to the date of this Agreement, there has been no Release of Hazardous Substances on, under or from the current or former property owned, leased or operated by the Company, its Subsidiaries, or Partially Owned Entities of the Company and none of the Company, its Subsidiaries or Partially Owned Entities of the Company has treated, recycled, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released any substance, including any Hazardous Substances, or owned or operated any property or facility in a manner that has given or would give rise to any damages, including any damages for response costs, corrective action costs, personal injury, property damage or natural resource damages, pursuant to any Environmental Laws; (5) none of the Company, any of its Subsidiaries or Partially Owned Entities of the Company has received any notice regarding any actual or alleged violation of any Environmental Laws or any liabilities, including any investigatory, remedial or corrective liabilities, relating to the Company, its Subsidiaries or Partially Owned Entities of the Company arising under Environmental Laws; (6) none of the Company, its Subsidiaries or Partially Owned Entities of the Company has, either expressly or by operation of Law, assumed or undertaken any liability, including any obligation for the corrective or remedial action, of any other Person relating to Environmental Laws; and (7) there are not any existing, or to the Knowledge of the Company, pending or threatened actions, suits, claims, investigations, inquiries or proceedings by or before any court or any other Governmental Authority directed against the Company, its Subsidiaries or Partially Owned Entities of the Company that pertain to or relate to the actual or alleged violation of Environmental Laws.

(o)           Employee Benefit Plans; Distribution Reinvestment Plan.  Neither the Company nor any of its Subsidiaries has any employees or sponsors, maintains, participates in or contributes to or has any Compensation and Benefit Plans other than reimbursements pursuant to the Company Management Agreement and the Company Incentive Plan.

(p)           Vessels; Property.

(i)           Section 5.1(p)(i) of the Company Disclosure Schedule sets forth the name, owner, flag state of registration (including any bareboat registration), charterer, International Maritime Organization number and call sign, classification society, year of construction and capacity (gross tonnage or deadweight tonnage, as specified therein) for all of the vessels currently owned by the Company and its Subsidiaries (the “Company Vessels”). Each Company Vessel is owned directly by the applicable Subsidiary of the Company as set forth on Section 5.1(p)(i) of the Company Disclosure Schedule and such Subsidiary of the Company has good and marketable title to the applicable Company Vessel owned by it, free and clear of all Liens. Except as would not constitute a Material Adverse Event on the Company, each Company Vessel listed on Section 5.1(p)(i) of the

Company Disclosure Schedule is duly registered in the name of the Subsidiary that owns it under the Laws and the flag of such Company’s Vessel’s flag state (as set forth on Section 5.1(p)(i) of the Company Disclosure Schedule) and no other action is necessary to establish and perfect such Subsidiary’s title to and interest in the applicable Company Vessel as against any charterer or third party. The Company or its Subsidiaries do not own, operate, use or charter any vessels other than those set forth on Section 5.1(p)(i) of the Company Disclosure Schedule.

(ii)           Except as set forth in Section 5.1(p)(ii) of the Company Disclosure Schedule (x) each Company Vessel is (1) certified by a member of the International Association of Classification Societies and (2) materially in class with valid classification certificates and national certificates, as well as all other valid certificates such Company Vessel had as of the date of this Agreement and (y) to the Knowledge of the Company, (1) no event has occurred and no condition exists that would cause such Company Vessel’s class to be suspended or withdrawn and (2) each Company Vessel is free of average damage affecting its class.

(q)           Takeover Laws; Dissent Rights.  No Takeover Laws or anti-takeover provision in the Company Articles of Incorporation or Company Bylaws will apply to this Agreement or the transactions contemplated hereby, or would prohibit or restrict the ability of the Company to perform its obligations under this Agreement or its ability to consummate the transactions contemplated hereby, including the Merger.  No Stockholder has any right to demand appraisal of any shares of Company Common Stock, Company Class B Stock or other securities of the Company or rights to dissent which may arise with respect to this Agreement or the transactions contemplated hereby, other than any holder of Company Class B Stock, in such capacity.

(r)           Opinion of Financial Advisor.  The Company Independent Directors’ Committee has received the opinion of Jefferies & Company, Inc. (“Jefferies”), dated the date of this Agreement, to the effect that, as of the date of such opinion, the Exchange Ratio is fair to the Company Unaffiliated Stockholders from a financial point of view.

(s)           Approvals of the Company Independent Directors’ Committee and the Company Board.  At a meeting duly called and held, the Company Independent Directors’ Committee, by unanimous vote of all its members, other than Socrates Kominakis, who recused himself on February 17, 2011, from all Company Independent Directors’ Committee deliberations regarding the transactions contemplated by this Agreement, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair and reasonable to, and in the best interests of, the Company and the Company Unaffiliated Stockholders, (ii) recommended to the Company Board that it declare the advisability of, and approve, this Agreement and the transactions contemplated hereby, including the Merger and (iii) resolved to recommend that the Stockholders adopt this Agreement.  At a meeting duly called and held, the Company Board, by unanimous vote of all members, (w) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair and reasonable to, and in the best interests of the Company and the Company Unaffiliated Stockholders, (x) declared it advisable to enter into this Agreement, (y) approved this Agreement and the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated thereby, including the Merger and (z) resolved to recommend to the Stockholders that they adopt this Agreement.

(t)           Broker’s Fees.  Neither the Company nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement, except Jefferies, whose fees and expenses will be paid by the Company in accordance with the existing agreement with such firm.

(u)           Certain Tax Matters.

(i)           All Tax Returns required to be filed by or on behalf of the Company and its Subsidiaries by the Code or by applicable state, local or foreign Tax Laws with any Tax authority prior to the date hereof have been timely filed. All Tax Returns filed by the Company and its Subsidiaries are true, correct and complete in all material respects. All material Taxes due and payable of the Company and its Subsidiaries (whether or not reflected on any such Tax Returns) have been timely paid in full.

(ii)           None of the Company or its Subsidiaries have any liability for any unpaid Taxes which have not been accrued for or reserved on the Company’s balance sheets included in the latest Company SEC Document filed prior to the date hereof (without taking into account any reserve for deferred taxes), which is material to the Company and its Subsidiaries, other than any liability for unpaid Taxes that may accrue on the Closing Date or may have accrued since the end of the most recent fiscal year in connection with the operation of the business of the Company in the ordinary course, none of which is material to the business, results of operations or financial condition of the Company or its Subsidiaries.

(iii)           There are no liens for Taxes with respect to any of the assets or properties of the Company or its Subsidiaries, other than with respect to Taxes not yet due and payable.

(iv)           All material Taxes that the Company or any of its Subsidiaries is required by Law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper Governmental Authorities or deposited in accordance with applicable Law.

(v)           Neither the Company nor any of its Subsidiaries has been delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed in writing against the Company or any of its Subsidiaries, as applicable, nor has the Company or any of its Subsidiaries executed, or been requested to execute, any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax. Neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any Tax Return, which return has not yet been filed. No power of attorney with respect to any material Taxes has been executed or filed with any Tax authority by or on behalf of the Company or its Subsidiaries.

(vi)           No audit or other examination of any Tax Return of the Company or any of its Subsidiaries by any Tax authority is in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination.

(vii)           Neither the Company nor any of its Subsidiaries (x) is a party to or is bound by any Tax sharing agreement, Tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes (including, without limitation, any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Tax authority); (y) is or has ever been a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated federal income tax return; or (z) has any liability for Taxes of any Person arising from the application of Treasury Regulation 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, or by contract.

(viii)           Neither the Company nor any of its Subsidiaries will be required to include in a taxable period ending after the Closing Date any taxable income attributable to income that accrued, but was not recognized, in any taxable period ending on or before the Closing Date or, with respect to the portion of such period that ends on the Closing Date, any taxable period that includes (but does not end on) such date (a “Pre-Closing Tax Period”), as a result of an adjustment under Section 481 of the Code, the installment method of accounting, the long-term contract method of accounting, the cash method of accounting, any comparable provision of state, local, or foreign Tax law, or for any other reason.

(ix)           The Company has made available for inspection to the Partners Entities complete and correct copies of all material Tax Returns of the Company and its Subsidiaries for all taxable periods for which the applicable statute of limitations has not yet expired.

(x)           Section 5.1(u)(x) of the Company Disclosure Schedule sets forth (i) each jurisdiction in which the Company or any Subsidiary joins, has joined or is or has been required to join for any taxable period ending after 2008 in the filing of any consolidated, combined or unitary Tax Return, and (ii) the common parent corporation and the other individual members of the consolidated, combined or unitary group filing such Tax Return.

(xi)           Section 5.1(u)(xi) of the Company Disclosure Schedule sets forth each state or foreign jurisdiction in which the Company or any Subsidiary files, or is or has been required to file, a Tax Return relating to material state income, franchise, license, excise, net worth, property or sales and use taxes or is or has been liable for any material Taxes on a “nexus” basis at any time for a taxable period for which the relevant statutes of limitation have not expired.

(xii)           The Company is not a passive foreign investment company within the meaning of Section 1297 of the Code.

(xiii)           The Company is not aware of any fact or circumstance that would prevent or impede, or could be reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(v)           Collective Bargaining Agreements.  Neither the Company nor any of its Subsidiaries is a party to any collective bargaining or other labor union contract applicable to Company Employees, and no collective bargaining agreement or other labor union contract is being negotiated by the Company or any of its Subsidiaries.  No labor organization or group of Company Employees that are situated at any facility (or on any vessel) owned, leased or operated by the Company or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed, with any labor relations tribunal or authority. Except as would not constitute a Material Adverse Effect on the Company, to the Knowledge of the Company, (i) there is no labor dispute, strike, slowdown, work stoppage or any other similar dispute or controversy against the Company or any of its Subsidiaries pending or threatened against the Company or any of its Subsidiaries and (ii) no unfair labor practice or labor charge or complaint has occurred with respect to the Company or any of its Subsidiaries.

(w)           Regulation as an Investment Company.  Neither the Company nor any of its Subsidiaries is an “investment company”, as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

(x)           Export and Sanctions Laws.  The Company and each of its Subsidiaries has been in material compliance with all applicable Export and Sanctions Laws.  To the Knowledge of the Company, neither the Company nor any of its Subsidiaries nor any Person controlling the Company is designated on any Denied Party Lists or has engaged in any transaction with or for the benefit of any Person that is designated on any Denied Party Lists or that is subject to any Law prohibitions including Laws relating to any export sanction or export restriction.

(y)           Proxy Statement and Other Filings. None of the information to be supplied by the Company for inclusion in (i) the Proxy Statement to be filed by the Company with the SEC, and any amendments or supplements thereto, or (ii) the Registration Statement to be filed by Partners with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to Stockholders, at the time of the Meeting and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 5.2                      Representations and Warranties of the Partners Entities.  Except as disclosed in a section of the Partners disclosure schedule delivered to the Company concurrently herewith (the “Partners Disclosure Schedule”) corresponding to the subsection of this Section 5.2 to which such disclosure applies (provided that the disclosure in any paragraph of the Partners Disclosure Schedule shall qualify other paragraphs in this Section 5.2, information called for by other sections of the Partners Disclosure Schedule or the annexes or exhibits to this Agreement to the extent it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs, information, annexes or exhibits), or as disclosed in the Partners SEC Documents filed prior to the date hereof to the extent such disclosure on its face appears to constitute information that would reasonably be deemed a qualification or exception to the following representations and warranties, each of the Partners Entities represents and warrants to the Company, jointly and severally, as follows:

(a)           Organization.

(i)           Partners GP is a limited liability company duly formed, validly existing and in good standing under the Laws of the Republic of the Marshall Islands.  Partners is a limited partnership duly formed, validly existing and in good standing under the Laws of the Republic of the Marshall Islands.  MergerCo is a corporation duly organized, validly existing and in good standing under the laws of the Republic of the Marshall Islands.  Each of the Partners Entities has the requisite limited liability company, limited partnership and corporate, respectively, power and authority to own, lease or otherwise hold, use and operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to have such power or authority or to be so licensed or qualified would not constitute a Material Adverse Effect on the Partners Entities.  True and complete copies of the Partners GP Certificate of Formation and Partners GP LLC Agreement, as in effect as of the date of this Agreement, have previously been made available to the Company by Partners GP.  True and complete copies of Partners Certificate of Limited Partnership and Partners Partnership Agreement, as in effect as of the date of this Agreement, have previously been made available to the Company by Partners.  True and complete copies of MergerCo Articles of Incorporation and MergerCo Bylaws, as in effect as of the date of this Agreement, have previously been made available to the Company by MergerCo.

(ii)           Except as contemplated by this Agreement, MergerCo does not hold and has not held any material assets or incurred any material liabilities, and has not carried on any business activities other than in connection with the Merger and the other transactions contemplated by this Agreement.  The authorized capital stock of MergerCo consists of 500 shares of MergerCo Common Stock, all of which have been duly issued, are fully paid and nonassessable and are owned directly by Partners.

(iii)           Each Subsidiary of Partners (1) is duly formed or organized and validly existing under the Laws of its jurisdiction of formation or organization, (2) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or otherwise holding, using and operating of property or assets or the conduct of its business requires it to be so qualified and (3) has all requisite corporate, partnership or limited liability company power and authority to own or lease its properties and assets and to carry on its business as now conducted except in each case where the failure to have such power or authority or to be so formed or organized in existence or qualified, either individually or in the aggregate, would not constitute a Material Adverse Effect on the Partners Entities.

(iv)           Section 5.2(a)(iv) of the Partners Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of each of the Partners Entities’ respective Subsidiaries and Partially Owned Entities.

(b)           Capitalization.  Except as set forth in Section 5.2(b) of the Partners Disclosure Schedule:

(i)           Partners GP is the sole general partner of Partners.  Partners GP is the beneficial owner and sole record owner of the general partner interest in Partners, represented as of the date of this Agreement by 774,411 General Partner Units, and such General Partner Units have been duly authorized and validly issued in accordance with applicable Laws and the Partners Partnership Agreement.  Partners GP owns such General Partner Units free and clear of any Liens except pursuant to the Partners Partnership Agreement. Partners GP is the beneficial owner and sole record holder of all of the Partners Incentive Distribution Rights and owns such rights free and clear of all Liens except pursuant to the Partners Partnership Agreement. Partners GP has no Voting Debt.

(ii)           As of the date of this Agreement Partners has no equity interests issued and outstanding other than (1) 37,946,183 Partners Common Units (of which 799,200 are restricted Partners Common Units), and (2) the general partner interest represented by 774,411 General Partner Units, and Partners Incentive Distribution Rights described in Section 5.2(b)(i) above.  As of the date of this Agreement, except as set forth in the preceding sentence, the Partners Partnership Agreement, there are no outstanding (x) options, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating Partners or any of its Subsidiaries to issue, transfer or sell any partnership interest or other equity interest in Partners or any Subsidiary of Partners or securities convertible into or exchangeable for such equity interests or (y) contractual obligations of Partners or any of its Subsidiaries to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in Partners or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence. Partners has no Voting Debt.  There are no obligations in excess of $100,000 of the Partners Entities or any of its Subsidiaries, in the aggregate, to make any investment (in the form of a loan, capital contribution or otherwise) in any Person, or pursuant to which Partners or any Subsidiary is or could be required to register any units, shares or any equity interests of Partners or its Subsidiaries or other securities under the Securities Act. Neither Partners nor any of its Subsidiaries owns, or has any contractual or other obligation to acquire, any equity securities or other securities of any Person (other than in Partners or its Subsidiaries) or any direct or indirect equity or ownership interest in any other business. Except for this Agreement and the Support Agreement, there are no voting trusts, proxies or other agreements, commitments or understandings of any character to which either Partners or its Subsidiaries is a party or by which any of them is bound with respect to the holding, voting or disposition of any units, shares or any equity interests of Partners or its

Subsidiaries, except pursuant to the applicable governing documents of Partners or its Subsidiaries.

(iii)           The Partners Common Units and the limited partner interests represented thereby have been duly authorized and validly issued in accordance with applicable Laws and the Partners Certificate of Limited Partnership and Partners Partnership Agreement, and are fully paid (to the extent required under the Partners Partnership Agreement) and non-assessable (except to the extent such non-assessability may be affected by the MILPA). Such Partners limited partner interests were not issued in violation of pre-emptive or similar rights or any other agreement or understanding binding on Partners. All of the outstanding equity interests of the Subsidiaries of Partners and Partially Owned Entities of Partners have been duly authorized and are validly issued, fully paid (to the extent required under the applicable governing documents) and non-assessable and free of pre-emptive rights (except (1) with respect to general partner interests, (2) as set forth to the contrary in the applicable governing documents and (3) to the extent such non-assessability may be affected by applicable Laws, including the MILPA) and were not issued in violation of pre-emptive or similar rights; and all such units, shares and other equity interests, other than interests in the Partially Owned Entities of Partners that are owned by others, are owned, directly or indirectly, by Partners, free and clear of all Liens, except pursuant to the applicable governing documents.

(iv)            No Subsidiary or any Partially Owned Entity of Partners has any Voting Debt.

(c)           Authority; No Violation.  Except as set forth in Section 5.2(c) of the Partners Disclosure Schedule:

(i)           Each Partners Entity has the requisite limited partnership, limited liability company or corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Partners Board (upon recommendation by the Partners Conflicts Committee), at a duly convened meeting thereof and by Partners GP, for itself and as general partner of Partners, and by Partners as sole stockholder of MergerCo. Except for approvals that have been previously obtained, no other corporate, limited liability company or limited partnership votes or approvals on the part of the Partners Entities are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of the Partners Entities and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of each of the Partners Entities, enforceable against each of the Partners Entities in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law)).

(ii)           Neither the execution and delivery of this Agreement by the Partners Entities, nor the consummation by the Partners Entities of the transactions contemplated hereby, nor compliance by the Partners Entities with any of the terms or provisions hereof, will (1) violate any provision of the Partners GP Certificate of Formation, Partners GP LLC Agreement, Partners Certificate of Limited Partnership or Partners Partnership Agreement or the organizational documents of their respective Subsidiaries or (2) assuming that the consents and approvals referred to in Section 5.2(d) are duly obtained, (x) violate any Law applicable to the Partners Entities, any of their respective Subsidiaries or, to the Partners Entities’ Knowledge, any Partially Owned Entities of Partners or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, accelerate any right or benefit provided by, or result in the creation of any Lien upon any of the respective properties or assets of any Partners Entity, any of their respective Subsidiaries or, to the Partners Entities’ Knowledge, any Partially Owned Entity of Partners under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which any Partners Entity, any Subsidiary of Partners or, to the Partners Entities’ Knowledge, any Partially Owned Entity of Partners is a party, or by which they or any of their respective properties or assets are bound, except in each case for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations or Liens which would not constitute a Material Adverse Effect on the Partners Entities.

(d)           Consents and Approvals.  Except for (i) the Other Approvals as set forth on Section 5.2(d) of the Partners Disclosure Schedule, (ii) the filing of the Proxy Statement and the Registration Statement, (iii) the filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NASDAQ or the NYSE, as applicable, (v) such filings and approvals as may be required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the New Partners Common Units pursuant to this Agreement (the consents, authorizations, approvals, filings and registration required under or in relation to the foregoing clauses (i) through (v) being referred to as “Partners Necessary Consents”), (vi) any consents or waivers required to be obtained under the Partners Credit Facilities and (vii) such other consents, authorizations, approvals, filings and registrations, the failure of which to obtain or make would not constitute a Material Adverse Effect on the Partners Entities, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with (1) the execution and delivery by the Partners Entities of this Agreement or (2) the consummation by the Partners Entities of the transactions contemplated by this Agreement.

(e)           Financial Reports and SEC Documents; Disclosure and Internal Controls.

(i)           The Partners 2010 20-F and all other reports, registration statements, definitive proxy statements or information statements filed or furnished by Partners or any of its Subsidiaries subsequent to March 19, 2007, including, but not limited to, items incorporated by reference into or referred to in such reports, registration statements, proxy statements or information statements under the Securities Act or under the Exchange Act, in the form filed or furnished (collectively, the “Partners SEC Documents”), with the SEC as of their respective dates, (1) complied in all material respects as to form with the applicable requirements under the Securities Act, the Exchange Act or SOX, as the case may be, and (2) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.  The (i) historical financial statements (including the related notes and supporting schedules) contained in the Partners SEC Documents and (ii) the unaudited consolidated balance sheet of Partners as of March 31, 2011 and the related unaudited consolidated statements of income, partners’ capital/stockholders’ equity and cash flows for the three-month period ended March 31, 2011 set forth on Section 5.2(e) of the Partners Disclosure Schedule (A) comply in all material respects with the applicable requirements under the Securities Act and the Exchange Act (in the case of clause (i)), (B) present fairly in all material respects the financial position, results of operations and cash flows of the entities purported to be shown thereby on the basis stated therein at the respective dates or for the respective periods (subject, in the case of unaudited financial statements, to normal year-end adjustments and the absence of footnotes), and (C) have been prepared in accordance with GAAP consistently applied throughout the periods involved, except in each case to the extent disclosed therein. There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to the Partners SEC Documents. No enforcement action has been initiated, or to the Knowledge of the Partners Entities, is threatened, against any of the Partners Entities relating to disclosures contained in any Partners SEC Document.

(ii)           Partners and Partners GP have designed and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Partners and Partners GP have (1) designed disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to the Partners and its Subsidiaries is made known to the management of Partners GP by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Partners SEC Documents and (2) disclosed, based on its most recent evaluation prior to the date of this Agreement, to Partners’ outside auditors and the audit committee of the Partners Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (within the meaning of Rule 13a-l 5(f) of the Exchange Act) which are reasonably likely to adversely affect Partners ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Partners’ internal controls over financial reporting.

(iii)           Deloitte, Hadjipavlou, Sofianos & Cambanis, S.A., who audited the audited financial statements contained in the Partners 2010 20-F, is an independent registered public accounting firm with respect to Partners within the meaning of the

Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

(iv)           Partners has made available (to the extent not available to the public on the SEC’s EDGAR website) to the Company each Partners SEC Document, each in the form (including exhibits and any amendments thereto) filed with or furnished to the SEC prior to the date of this Agreement.

(f)           Foreign Private Issuer.  Partners is a “foreign private issuer” (as defined in Rule 405 under the Securities Act).

(g)           Relations with Governments.  To the Knowledge of Partners, except as would not constitute a Material Adverse Effect on the Partners Entities, none of the Partners Entities nor any of their respective Subsidiaries, nor any director, officer, agent or employee of the Partners Entities or any of their respective Subsidiaries, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment or offered anything of value to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) made any other unlawful payment, or (iv) violated any applicable export control, money laundering or anti-terrorism Law or regulation, nor have any of them otherwise taken any action which would cause the Company or any of its Subsidiaries to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable Law of similar effect.

(h)           Absence of Undisclosed Liabilities.  Except as disclosed in the audited financial statements (or notes thereto) included in the Partners 2010 20-F or in the financial statements (or notes thereto) included in subsequent Partners SEC Documents filed prior to the date hereof, none of the Partners Entities nor any of their respective Subsidiaries had at December 31, 2010, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether due or to become due) of any nature, except liabilities, obligations or contingencies that (i) are accrued or reserved against in the financial statements of Partners included in the Partners SEC Documents filed prior to the date hereof, or reflected in the notes thereto, (ii) were incurred since December 31, 2010 in the ordinary course of business and consistent with past practices, (iii) would not constitute a Material Adverse Effect on the Partners Entities, (iv) have been discharged or paid in full prior to the date hereof or (v) arise under this Agreement and the transactions contemplated by this Agreement.

(i)           Absence of Certain Changes or Events.   Since December 31, 2010, no event or events have occurred that would constitute a Material Adverse Effect on the Partners Entities.

(j)           Legal Proceedings.  Except as set forth in Section 5.2(j) of the Partners Disclosure Schedule, there is no suit, action or proceeding or investigation pending before any Governmental Authority or, to the Knowledge of the Partners Entities, threatened, against or affecting the Partners Entities or any of their respective Subsidiaries that would constitute a Material Adverse Effect on the Partners Entities, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority outstanding against the Partners Entities or any of their respective Subsidiaries that would constitute any such effect.  There is no order or settlement agreement imposed on any of the Partners Entities or any of their respective

Subsidiaries (or that, upon consummation of the transactions contemplated hereby) that would constitute a Material Adverse Effect on the operations and business of any of the Partners Entities or any of their respective Subsidiaries.

(k)           Compliance with Applicable Law.  The Partners Entities and each of their respective Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with, and are not in default under any, applicable Law relating to the Partners Entities or any of their respective Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not constitute a Material Adverse Effect on the Partners Entities.

(l)           Contracts.

(i)           Except for this Agreement or as designated as an exhibit to the Partners 20-F or to a Partners SEC Document filed thereafter and prior to the date of this Agreement, and except as set forth in Section 5.2(l)(i) of the Partners Disclosure Schedule, neither the Partners Entities nor any of their respective Subsidiaries is a party to or bound by, as of the date hereof, any agreement, contract, arrangement, commitment or instrument (whether written or oral)  (1) which is a “material contract” (as such term is used in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Partners and its Subsidiaries required to be filed with the SEC that has not been filed, (2) which, upon the consummation of the Merger, will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from the Partners Entities or any of their respective Subsidiaries to any director, officer, employee, consultant or contractor who performs services for the benefit of the Partners Entities or any of their respective Subsidiaries, (3) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K), or an amendment to or termination thereof, that would be required to be disclosed on a Current Report on Form 8-K filed with the SEC (if the Partners were required to file such reports), to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Partners SEC Documents filed prior to the date of this Agreement or (4) which are material and containing change of control provisions triggered by the consummation of the transactions contemplated by this Agreement.  Each agreement, contract, arrangement, commitment or instrument of the type described in this Section 5.1(l), whether or not set forth in the Company Disclosure Schedule or in such Company SEC Documents, is referred to herein as a “Partners Contract.”  No Partners Contract has been amended or modified, except for such amendments or modifications which have been filed as an exhibit to a subsequently dated and filed Partners SEC Document or are not required to be filed with the SEC and set forth in Section 5.2(l)(i) of the Partners Disclosure Schedule.

(ii)           All of the Partners Contracts are valid and in full force and effect and enforceable in accordance with their terms, except insofar as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), except (i) to the extent that they have previously expired in accordance with their terms or (ii) for any failures to be in full force and effect that would not constitute a Material Adverse Effect on the Partners Entities. None of the Partners Entities nor any of their respective Subsidiaries, nor, to the Knowledge of Partner, any counterparty to any of the Partners Contracts, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any of the Partners Contracts, except in each case for those violations and defaults which would not constitute a Material Adverse Effect on the Partners Entities.

(m)           Insurance.  All material Policies of the Partners Entities and their respective Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary for the industries in which the Partners Entities and their respective Subsidiaries operate, in each case, except as, individually or in the aggregate, would not constitute a Material Adverse Effect on the Company. None of the Partners Entities nor their respective Subsidiaries are in breach or default under, and none of the Partners Entities nor their respective Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any Policies, in each case, except as would not constitute a Material Adverse Effect on the Partners Entities. To the Knowledge of Partners, there is no threatened termination of, or material premium increase with respect to, any current Policy.

(n)           Environmental Matters.  Except as set forth in Section 5.2(n) of the Partners Disclosure Schedule, and except as would not constitute a Material Adverse Effect on the Partners Entities: (1) the Partners Entities or any of their respective Subsidiaries, Partially Owned Entities of Partners, and their respective businesses, operations, properties and Assets are and have been in compliance with all Environmental Laws and all Environmental Permits; (2) the Partners Entities and their respective Subsidiaries and Partially Owned Entities of Partners, have obtained or filed for all Environmental Permits for their respective businesses, operations, properties and Assets as they currently exist and are operated and all such Environmental Permits are currently in full force and effect; (3) neither the Partners Entities nor any of their respective Subsidiaries nor any of their respective businesses, operations, properties or Assets, or, to the Knowledge of the Partners Entities, Partially Owned Entities of Partners, or their respective businesses, operations, properties and Assets are subject to any pending or, to the Knowledge of the Partners Entities, threatened claims, actions, suits, writs, injunctions, decrees, orders, judgments, investigations, inquiries or proceedings relating to their compliance with Environmental Laws; (4) within the six years prior to the date of this Agreement, there has been no Release of Hazardous Substances on, under or from the current or former property owned, leased or operated by the Partners Entities or any of their respective Subsidiaries or Partially Owned Entities of Partners and none of the Partners Entities or any of their respective Subsidiaries or Partially Owned Entities of Partners has treated, recycled, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released any substance, including any Hazardous Substances, or owned or operated any property or facility in a manner that has given or would give rise to any damages, including any damages for response costs, corrective action costs, personal injury, property damage or natural resource damages, pursuant to any Environmental Laws; (5) none of the Partners Entities or any of their respective

Subsidiaries or Partially Owned Entities of Partners has received any notice regarding any actual or alleged violation of any Environmental Laws or any liabilities, including any investigatory, remedial or corrective liabilities, relating to the Partners Entities or any of their respective Subsidiaries or Partially Owned Entities of Partners arising under Environmental Laws; (6) none of the Partners Entities or any of their respective Subsidiaries or Partially Owned Entities of Partners has, either expressly or by operation of Law, assumed or undertaken any liability, including any obligation for the corrective or remedial action, of any other Person relating to Environmental Laws; and (7) there are not any existing, or to the Knowledge of the Partners Entities, pending or threatened actions, suits, claims, investigations, inquiries or proceedings by or before any court or any other Governmental Authority directed against the Partners Entities, its Subsidiaries or Partially Owned Entities of Partners that pertain or relate to the actual or alleged violation of Environmental Laws.

(o)           Employee Benefit Plans; Distribution Reinvestment Plan.  None of the Partners Entities nor any of their respective Subsidiaries has any employees or sponsors, maintains, participates in or contributes to or has any Compensation and Benefit Plans other than reimbursements pursuant to the Partners Management Agreement, Partners Administrative Services Agreement and the Partners Incentive Plan.

(p)           Vessels; Property.

(i)           Section 5.2(p)(i) of the Partners Disclosure Schedule sets forth the name, owner, flag state of registration (including any bareboat registration), charterer, International Maritime Organization number and call sign, classification society, year of construction and capacity (gross tonnage or deadweight tonnage, as specified therein) for all of the vessels currently owned (either legally or beneficially under a financial lease and guaranty trust agreement) by Partners and its Subsidiaries (the “Partners Vessels”). Each Partners Vessel is owned directly by the applicable Subsidiary of Partners as set forth on Section 5.2(p)(i) of the Partners Disclosure Schedule and such Subsidiary of Partners has good and marketable title to the applicable Partners Vessel owned by it, free and clear of all Liens. Except as would not constitute a Material Adverse Effect on the Partners Entities, each Partners Vessel listed on Section 5.2(p)(i) of the Partners Disclosure Schedule is duly registered in the name of the Subsidiary that owns it under the Laws and the flag of such Partners Vessel’s flag state (as set forth on Section 5.2(p)(i) of the Partners Disclosure Schedule) and no other action is necessary to establish and perfect such Subsidiary’s title to and interest in the applicable Partners Vessel as against any charterer or third party.  None of the Partners Entities and their respective Subsidiaries owns, operate, use or charter any vessels other than those set forth on Section 5.2(p)(i) of the Partners Disclosure Schedule.

(ii)           Except as set forth in Section 5.2(p)(ii) of the Partners Disclosure Schedule (x) each Partners Vessel is (1) certified by a member of the International Association of Classification Societies and (2) materially in class with valid classification certificates and national certificates, as well as all other valid certificates such Partners Vessel had as of the date of this Agreement and (y) to the Knowledge of Partners, (1) no event has occurred and no condition exists that would cause such Partners Vessel’s class to be suspended or withdrawn and (2) each Partners Vessel is free of average damage affecting its class.

(q)           Takeover Laws.  No Takeover Laws or anti-takeover provision in the Partners Certificate of Limited Partnership, the Partners Partnership Agreement or the Partners GP LLC Agreement will apply to this Agreement or the transactions contemplated hereby, or would prohibit or restrict the ability of the Partners Entities to perform their respective obligations under this Agreement or its ability to consummate the transactions contemplated hereby, including the Merger.

(r)           Opinion of Financial Advisor.  The Partners Conflicts Committee has received the opinion of Evercore Group L.L.C. (“Evercore”), dated the date of this Agreement, to the effect that, as of the date of such opinion, the Exchange Ratio is fair to the Partners Unaffiliated Unitholders from a financial point of view.

(s)           Approval of the Partners Conflicts Committee and the Partners Board.  At a meeting duly called and held, the Partners Conflicts Committee determined, by unanimous vote, that this Agreement and the transactions contemplated hereby, are fair and reasonable to and in the best interests of Partners and the Partners Unaffiliated Unitholders and approved this Agreement and the transactions contemplated hereby by Special Approval (as defined in the Partners Partnership Agreement).  At a meeting duly called and held, the Partners Board determined, by unanimous vote, that this Agreement and the transactions contemplated hereby, are fair and reasonable to and in the best interests of Partners and the Partners unitholders and approved this Agreement and the transactions contemplated hereby.

(t)           Broker’s Fees.  None of the Partners Entities nor any of their respective Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement, other than Evercore, whose fees and expenses will be paid by Partners in accordance with the existing agreement with such firm.

(u)           Certain Tax Matters.

(i)           All Tax Returns required to be filed by or on behalf of the Partners Entities and their respective Subsidiaries by the Code or by applicable state, local or foreign Tax Laws with any Tax authority prior to the date hereof have been timely filed. All Tax Returns filed by the Partners Entities and their respective Subsidiaries are true, correct and complete in all material respects. All material Taxes due and payable of the Partners Entities and their respective Subsidiaries (whether or not reflected on any such Returns) have been timely paid in full.

(ii)           None of the Partners Entities or their respective Subsidiaries have any liability for any unpaid Taxes which have not been accrued for or reserved on Partners’ balance sheets included in the latest Partners SEC Document filed prior to the date hereof (without taking into account any reserve for deferred taxes), which is material to the Partners Entities and their respective Subsidiaries, other than any liability for unpaid Taxes that may accrue on the Closing Date or may have accrued since the end of the most recent fiscal year in connection with the operation of the business of Partners in the ordinary course, none of which is material to the business, results of operations or financial condition of the Partners Entities or their respective Subsidiaries.

(iii)           There are no liens for Taxes with respect to any of the assets or properties of the Partners Entities or their respective Subsidiaries, other than with respect to Taxes not yet due and payable.

(iv)           All material Taxes that the Partners Entities or their respective Subsidiaries are required by Law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities or deposited in accordance with applicable Law.

(v)           Neither the Partners Entities nor their respective Subsidiaries have been delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed in writing against the Partners Entities or their respective Subsidiaries, as applicable, nor has the Partners Entities or their respective Subsidiaries executed, or been requested to execute, any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax. Neither the Partners Entities nor their respective Subsidiaries have requested any extension of time within which to file any Tax Return, which return has not yet been filed. No power of attorney with respect to any material Taxes has been executed or filed with any Tax authority by or on behalf of the Partners Entities or their respective Subsidiaries.

(vi)           No audit or other examination of any Tax Return of the Partners Entities or their respective Subsidiaries by any Tax authority is in progress, nor has the Partners Entities nor their respective Subsidiaries been notified in writing of any request for such an audit or other examination.

(vii)           Neither the Partners Entities nor their respective Subsidiaries (x) is a party to or is bound by any Tax sharing agreement, Tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes (including, without limitation, any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Tax authority); (y) is or has ever been a member of an affiliated group (other than a group the common parent of which is Partners GP) filing a consolidated federal income tax return; or (z) has any liability for Taxes of any Person arising from the application of Treasury Regulation 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, or by contract.

(viii)           Neither the Partners Entities nor their respective Subsidiaries will be required to include in a taxable period ending after the Closing Date any taxable income attributable to income that accrued, but was not recognized, in any Pre-Closing Tax Period, as a result of an adjustment under Section 481 of the Code, the installment method of accounting, the long-term contract method of accounting, the cash method of accounting, any comparable provision of state, local, or foreign Tax law, or for any other reason.

(ix)           Partners GP has made available for inspection to the Company complete and correct copies of all material Tax Returns of the Partners Entities and the Partners Subsidiaries for all taxable periods for which the applicable statute of limitations has not yet expired.

(x)           Section 5.2(u)(x) of the Partners Disclosure Schedule sets forth (i) each jurisdiction in which the Partners Entities or any Subsidiary thereof joins, has joined or is or has been required to join for any taxable period ending after 2008 in the filing of any consolidated, combined or unitary Tax Return, and (ii) the common parent entity and the other individual members of the consolidated, combined or unitary group filing such Tax Return.

(xi)           Section 5.2(u)(xi) of the Partners Disclosure Schedule sets forth each state or foreign jurisdiction in which the Partners Entities or their respective Subsidiaries file, or is or has been required to file, a Tax Return relating to material state income, franchise, license, excise, net worth, property or sales and use taxes or is or has been liable for any material Taxes on a “nexus” basis at any time for a taxable period for which the relevant statutes of limitation have not expired.

(xii)           Partners has a valid election in effect under Treasury Regulations Section 301.7701-3 to be classified as an association taxable as a corporation for United States federal income tax purposes, and Partners has not revoked or modified such election or made any other election to be classified as other than an association taxable as a corporation.

(xiii)           Partners is not a Passive Foreign Investment Company within the meaning of Section 1297 of the Code, and after giving effect to the transactions contemplated by this Agreement and based on its expected method of operations, does not expect to become a Passive Foreign Investment Company.

(xiv)           The Partners Entities are not aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(v)           Collective Bargaining Agreements.  Neither the Partners Entities nor any of their respective Subsidiaries is a party to any collective bargaining or other labor union contract applicable to any Partners Employees, and no collective bargaining agreement or other labor union contract is being negotiated by the Partners Entities or any of their respective Subsidiaries. No labor organization or group of Partners Employees that are situated at any facility (or on any vessel) owned, leased or operated by the Partners Entities or any of their respective Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Partners Entities, threatened to be brought or filed, with any labor relations tribunal or authority. Except as would not constitute a Material Adverse Effect on the Partners Entities, to the Knowledge of the Partners Entities, (i) there is no labor dispute, strike, slowdown or work stoppage or any other similar dispute or controversy against the Partners Entities or any of their respective Subsidiaries pending or threatened against the Partners Entities or any of their respective Subsidiaries and (ii) no unfair labor practice or labor charge or complaint has occurred with respect to the Partners Entities or any of their respective Subsidiaries.

(w)           Regulation as an Investment Company.  None of the Partners Entities nor any of their respective Subsidiaries is an “investment company”, as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

(x)           Export and Sanctions Laws.  The Partners Entities and each of their respective Subsidiaries has been in material compliance with all applicable Export and Sanctions Laws. To the Knowledge of the Partners Entities, none of the Partners Entities nor any of their Subsidiaries nor any Person controlling any of the Partners Entities is designated on any Denied Party Lists or has engaged in any transaction with or for the benefit of any Person that is designated on any Denied Party Lists or that is subject to any Law prohibitions including Laws relating to any export sanction or export restriction.

(y)           Proxy Statement. None of the information to be supplied by any Partners Entity for inclusion in (i) the Proxy Statement to be filed by the Company with the SEC, and any amendments or supplements thereto, or (ii) the Registration Statement to be filed by Partners with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to Stockholders, at the time of the Meeting and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

ARTICLE VI

COVENANTS

The Company hereby covenants to and agrees with the Partners Entities, and the Partners Entities hereby covenant to and agrees with the Company, that:

Section 6.1                      Best Efforts.  Subject to the terms and conditions of this Agreement, each party hereto shall use its commercially reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, desirable or advisable under applicable Law, so as to permit consummation of the Merger promptly and otherwise to enable consummation of the transactions contemplated hereby in the most expeditious manner practical, including, without limitation, obtaining (and assisting and cooperating with the other parties hereto to obtain) any third party approval that is required to be obtained by the Company or the Partners Entities or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement (including the Company Necessary Consents and Partners Necessary Consents, as applicable), and using commercially reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, and using commercially reasonable best efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages, and each shall cooperate fully with the other parties hereto to that end, and shall furnish to the other party copies of all correspondence, filings and communications between it and its Affiliates and any Governmental Authority with respect to the transactions contemplated hereby.  In complying with the foregoing, none of the parties hereto nor any of their respective Subsidiaries shall be required to take measures that would have a Material Adverse Effect on it and such Subsidiaries taken as a whole.  The Company and the Partners Entities shall keep each other reasonably apprised of the status of matters relating to the consummation of the transactions contemplated hereby.  Without the precise written consent of Partners, the Company may not adjourn or postpone the Company Meeting.

Section 6.2                      Stockholder Approval.

(a)           Subject to the terms and conditions of this Agreement, the Company shall take, in accordance with applicable Law, applicable stock exchange rules and the Company Articles of Incorporation and the Company Bylaws all action necessary to call, hold and convene, respectively, a special meeting of the Stockholders to consider and vote upon the adoption of this Agreement, and any other matters required to be approved by the Stockholders for consummation of the Merger (including any adjournment or postponement, the “Company Meeting” or a “Meeting”), as promptly as practicable after the Proxy Statement is prepared and the Company has mailed (or otherwise made electronically available) the Proxy Statement to the Stockholders.

(b)           Subject to Section 6.7(c), the Company Board shall recommend adoption and approval of the Merger, this Agreement and the transactions contemplated hereby to the Stockholders (the “Company Recommendation”), and the Company shall take all reasonable lawful action to solicit and obtain the Company Stockholder Approval and the Company Unaffiliated Stockholder Approval.

(c)           Unless this Agreement is terminated pursuant to, and in accordance with, Section 8.1 of this Agreement, the obligation of the Company pursuant to Section 6.2(a) to call, give notice of and hold the Company Meeting and to hold a vote of the Stockholders on the adoption of this Agreement and the approval of the Merger at the Meeting shall not be limited or otherwise affected by any Company Change in Recommendation or the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal (whether or not a Superior Proposal).

Section 6.3                      Benefit Plans. The Company agrees to take such actions as may be required under its Compensation and Benefit Plans to carry into effect the provisions of Section 3.5 hereof.

Section 6.4                      Registration Statement.

(a)           Each of the Partners Entities and the Company agrees to cooperate in the preparation of a registration statement on Form F-4 (the “Registration Statement”) (including the proxy statement and prospectus and other proxy solicitation materials of Partners and the

Company constituting a part thereof (the “Proxy Statement”) and all related documents) to be filed by Partners with the SEC in connection with the issuance of New Partners Common Units in the Merger as contemplated by this Agreement.  Provided the Company has cooperated as required above, Partners agrees to file the Registration Statement with the SEC as promptly as practicable.  Each of the Company and the Partners Entities agrees to use all commercially reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing thereof and, in the case of the Registration Statement, to maintain such effectiveness for as long as necessary to consummate the transactions contemplated under this Agreement.  Prior to the effective date of the Registration Statement, the Partners Entities also agree to use commercially reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, including the issuance of the New Partners Common Units.  Each of the Partners Entities and the Company agrees to furnish to the other party all information concerning the Partners Entities and their respective Subsidiaries or the Company and its Subsidiaries, as applicable, and the officers, directors and equity holders of the Partners Entities and the Company and any applicable Affiliates, as applicable, and to take such other action as may be reasonably requested in connection with the foregoing.

(b)           Each of the Company and the Partners Entities agrees, as to itself and its Subsidiaries, that (i) none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will not, at the date of mailing to equityholders and at the times of the Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each of the Company and the Partners Entities further agrees that if it shall become aware prior to the Closing Date of any information that would cause any of the statements in the Registration Statement to be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading, it will promptly inform the other party thereof and take the necessary steps to correct such information in an amendment or supplement to the Registration Statement.

(c)           Partners will advise the Company, promptly after Partners receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the New Partners Common Units for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(d)           The Company will use its commercially reasonable best efforts to cause the Proxy Statement to be mailed to its Stockholders as soon as practicable after the effective date of the Registration Statement.

Section 6.5                      Press Releases.

Each of the Company and the Partners Entities will not, without the prior approval of the Company Board, in the case of Partners, and the Partners Board, in the case of the Company, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable Law or the rules of the NASDAQ or the NYSE, as applicable, in which case it will consult with the other party before issuing any such press release or written statement.

Section 6.6                      Access; Information.

(a)           Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each party shall, and shall cause its Subsidiaries to, afford the other parties and their officers, employees, counsel, accountants and other authorized representatives, access, during normal business hours throughout the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel or other representatives, and, during such period, it shall, and shall cause its Subsidiaries to, furnish promptly to such Person and its representatives (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities law (other than reports or documents that the Company or the Partners Entities or their respective Subsidiaries, as the case may be, are not permitted to disclose under applicable Law) and (ii) all other information concerning the business, properties and personnel of it as the other may reasonably request.  Neither the Company nor any of the Partners Entities nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement.  The parties hereto will make appropriate substitute disclosure arrangements under the circumstances in which the restrictions of the preceding sentence apply.

(b)           The Partners Entities and the Company, respectively, will not use any information obtained pursuant to this Section 6.6 or Section 6.7 (to which it was not entitled under Law or any agreement other than this Agreement) for any purpose unrelated to (i) the consummation of the transactions contemplated by this Agreement or (ii) the matters contemplated by Section 6.7 in accordance with the terms thereof, and will hold all information and documents obtained pursuant to this Section 6.6 or Section 6.7 in confidence (except as permitted by Section 6.7(b)).  No investigation by any such party of the business and affairs of any other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to any such party’s obligation to consummate the transactions contemplated by this Agreement.

(c)           The Company and Partners shall cause their respective Subsidiaries to permit the Partners Entities and the Company and their respective Representatives, as applicable to conduct a physical inspection of the Company Vessels or the Partners Vessels, as applicable, during the period prior to the Closing (such inspections to be performed (i) after providing reasonable advance notice to the Company or Partners, as applicable, of the specific inspection requests, (ii) during normal business hours and (iii) without interfering with the normal course of business of the Company Vessels or Partners Vessels and their respective crew members, as applicable). The parties acknowledge and agree that, notwithstanding this Section 6.6 or other provisions herein to the contrary, (i) neither the Company nor Partners shall be obligated to repair any Company Vessel or Partners Vessel, as applicable, or cure any breach related to the Company Vessels or Partners Vessels, as applicable, as a result of such inspection, and (ii) that any costs or expenses to remedy the conditions and exceptions set forth in Section 5.1(p) of the Company Disclosure Schedule remain the obligation of the Company and the Surviving Entity after the Effective Time and any costs or expenses to remedy the conditions and exceptions set forth in Section 5.2(p) of the Partners Disclosure Schedule remain the obligation of Partners and Partners GP after the Effective Time.

Section 6.7                      Acquisition Proposals; Change in Recommendation.

(a)           None of the Company and its Subsidiaries shall, and they shall use their commercially reasonable best efforts to cause their Representatives not to, directly or indirectly, (i) initiate, solicit, facilitate or encourage the submission of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, any Acquisition Proposal or (iii) waive any “standstill” agreement.  Notwithstanding the foregoing, but subject to the limitations in Section 6.7(b), nothing contained in this Agreement shall prohibit the Company from furnishing any information to, or entering into or participating in discussions or negotiations with, any Person that makes an unsolicited written Acquisition Proposal that did not result from a knowing and intentional breach of this Section 6.7 (a “Receiving Party”), if (i) the Company Board, after consultation with its outside legal counsel and financial advisors, determines in good faith (A) that such Acquisition Proposal constitutes or is likely to result in a Superior Proposal, and (B) that failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (ii) prior to furnishing any such non-public information to such Receiving Party, the Company receives from such Receiving Party an executed Confidentiality Agreement.

(b)           The Company shall promptly provide or make available to the Partners Entities any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to any Receiving Party pursuant to this Section 6.7 which was not previously provided or made available to the Partners Entities substantially concurrently with the time such information is provided to the Receiving Party.

(c)           Except as otherwise provided in this Section 6.7(c), the Company Board shall not (1) (a) withdraw, modify or qualify in any manner adverse to Partners the Company Recommendation or (b) publicly approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (any action described in this clause (1) being referred to as a “Company Change in Recommendation”); or (2) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with, any Acquisition Proposal.  Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, the Company Board may (x) make a Company Change in Recommendation and (y) with respect to a Superior Proposal, terminate this Agreement pursuant to Section 8.1(d) to enter into an agreement relating to a Superior Proposal, as applicable, if it has concluded in good faith, after consultation with its outside legal counsel and financial advisors, that failure to make a Company Change in Recommendation and terminate this Agreement, as applicable, would constitute or would be reasonably likely to constitute a violation of its fiduciary duties to the Stockholders under applicable Law; provided, however, that the Company Board shall not be entitled to exercise its right to (x) make a Company Change in Recommendation pursuant to this sentence or (y) terminate this Agreement pursuant to Section 8.1(d) to enter into an agreement relating to a Superior  Proposal, as applicable, unless the Company and its Subsidiaries has: (i) complied in all material respects with this Section 6.7, (ii) provided to the Partners Entities and the Partners Conflicts Committee three (3) Business Days prior written notice (such notice, a “Notice of Proposed Recommendation Change”) advising the Partners Entities that the Company Board intends to take such action and specifying the reasons therefor in reasonable detail, including, if applicable, the terms and conditions of any Superior Proposal that is the basis of the proposed action and the identity of the Person making the proposal and contemporaneously providing a copy of all relevant proposed transaction documents for such Superior Proposal (it being understood and agreed that any amendment to the terms of any such Superior Proposal shall require a new Notice of Proposed Recommendation Change and an additional three (3) Business Day period), (iii) during such period, the Company and its Representatives shall negotiate in good faith with the Partners Entities and its Representatives (to the extent that Partners wishes to negotiate) to amend this Agreement so as to enable the Company Board and/or the Company Independent Directors’ Committee to proceed with the transactions contemplated hereby and/or the Company Recommendation and at the end of such period maintain the Company Recommendation (after taking into account any agreed modification to the terms of this Agreement), in each case as applicable, and (iv) if applicable, provide to the Partners Entities all materials and information delivered or made available to the Person or group of Persons making any Superior Proposal in connection with such Superior Proposal (to the extent not previously provided).  Any Company Change in Recommendation shall not change the approval of this Agreement or any other approval of the Company Board, including in any respect that would have the effect of causing any Takeover Law to be applicable to the transactions contemplated hereby or thereby, including the Merger.  Notwithstanding any provision in this Agreement to the contrary, the Partners Entities shall maintain, and cause its Representatives to maintain, the confidentiality of all information received from the Company pursuant to this Section 6.7, subject to the exceptions contained in the NDA.

(d)           In addition to the obligations of the Company set forth in this Section 6.7, the Company shall as promptly as practicable (and in any event within 24 hours after receipt) advise the Partners Entities orally and in writing of any Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal (including any changes thereto) and the identity of the Person making any such Acquisition Proposal.  The Company shall keep the Partners Entities informed on a reasonably current basis of material developments with respect to any such Acquisition Proposal.

(e)           Nothing contained in this Agreement shall prevent the Company or the Company Board from taking and disclosing to the Stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to limited partners), if then applicable to the Company with respect to an applicable transaction or from making any legally required disclosure to stockholders. Any “stop-look-and-listen” communication by the Company or the Company Board to the Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Stockholders), if then applicable to the Company, with respect to an applicable transaction shall not be considered a failure to make, or a withdrawal, modification or change in any manner adverse to the Partners Entities of, all or a portion of the Company Recommendation.

(f)           The Company acknowledges that the agreements contained in this Section 6.7 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Partners Entities would not have entered into this Agreement.  Accordingly, if there shall have been any permanent injunction, other order issued by any court of competent jurisdiction or other legal restraint or prohibition, that (i) would require or permit the Company, any of its Subsidiaries or any of their respective Representatives to act or fail to act in a manner that would, in the absence of such order, injunction or other order, legal restraint or prohibition, constitute a material violation of clause (a) of Section 6.7 or (ii) limits the rights of the Partners Entities in any material respect under this Section 6.7, Partners shall have the right to terminate this Agreement pursuant to Section 8.1 hereof.

Section 6.8                      Affiliate Arrangements.

(a)           Not later than the 15th day after the mailing of the Proxy Statement, the Company shall deliver to Partners a schedule of each Person that, to the best of its Knowledge, is or is reasonably likely to be, as of the date of the relevant Meeting, deemed to be an “affiliate” of the Company (a “Rule 145 Affiliate”) as that term is used in Rule 145 under the Securities Act.

(b)           The Company shall use its commercially reasonable best efforts to cause its Rule 145 Affiliates not to sell any securities received under the Merger in violation of the registration requirements of the Securities Act, including Rule 145 thereunder.

Section 6.9                      Takeover Laws.  Neither party shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any rights plan adopted by such party or any applicable Takeover Law, as now or hereafter in effect, including, without limitation, Takeover Laws of any state or foreign jurisdiction that purport to apply to this Agreement or the transactions contemplated hereby.

Section 6.10                      Reserved.

Section 6.11                      New Partners Common Units Listed.  In the case of Partners, Partners shall use its commercially reasonable best efforts to list, prior to the Closing, on the NASDAQ, upon official notice of issuance, the New Partners Common Units.

Section 6.12                      Third Party Approvals.

(a)           Each of the Partners Entities and the Company and their respective Subsidiaries shall cooperate and use their respective commercially reasonable best efforts to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties necessary to consummate the transactions contemplated by this Agreement and to comply with the terms and conditions of such permits, consents, approvals and authorizations and to cause the Merger to be consummated as expeditiously as practicable.  Each of the Partners Entities and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authorities in connection with the transactions contemplated by this Agreement.  In exercising the foregoing right, each of the parties hereto agrees to act reasonably and promptly.  Each party hereto agrees that it will consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary, proper or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b)           Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and equityholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Proxy Statement or any filing, notice or application made by or on behalf of such other party or any of such Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby.

Section 6.13                      Indemnification; Directors’ and Officers’ Insurance.

(a)           Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Company Articles of Incorporation, the Company Bylaws, or this Agreement or, if applicable, similar organizational documents or agreements of any of the Company’ Subsidiaries, from and after the Effective Time, Partners and the Surviving Entity, jointly and severally, shall: (i) indemnify and hold harmless each Person who is at the date hereof or during the period from the date hereof through the date of the Effective Time serving as a director or officer of the Company or any of its Subsidiaries or as a fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA) (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, in connection with any Claim and any losses, claims, damages, liabilities, costs, Indemnification Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) resulting therefrom; and (ii) promptly pay on behalf of or, within ten (10) days after any request for advancement, advance to each of the Indemnified Parties, any Indemnification Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Indemnification Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security.  The indemnification and advancement obligations of Partners and the Surviving Entity pursuant to this Section 6.13(a) shall extend to acts or omissions occurring at or before the

Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger and the transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a Person who has ceased to be a director or officer of the Company or any of its Subsidiaries or as a fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA) after the date hereof and shall inure to the benefit of such Person’s heirs, executors and personal and legal representatives.  As used in this Section 6.13: (x) the term “Claim” means any threatened, asserted, pending or completed action, whether instituted by any party hereto, any Governmental Authority or any other Person, that any Indemnified Party in good faith believes might lead to the institution of any action or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism (“Action”), arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director or officer of the Company, any of its Subsidiaries, or as a fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA) maintained by any of the foregoing at or prior to the Effective Time; and (y) the term “Indemnification Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 6.13(a), including any Action relating to a Claim for indemnification or advancement brought by an Indemnified Party.  Neither Partners nor the Surviving Entity shall settle, compromise or consent to the entry of any judgment in any actual or threatened Action in respect of which indemnification has been or could be sought by such Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Action without admission or finding of wrongdoing, or such Indemnified Party otherwise consents thereto.

(b)           Without limiting the foregoing, Partners and the Company agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnitees as provided in the Company Articles of Incorporation and Company Bylaws (and, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other organizational documents of any of the Company’s Subsidiaries) and indemnification agreements of the Company or any of its Subsidiaries shall be assumed by the Surviving Entity and Partners in the Merger, without further action, at the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(c)           For a period of six (6) years from the Effective Time, the Surviving Entity’s Articles of Incorporation and Bylaws shall contain provisions no less favorable with respect to indemnification, advancement of expenses and limitations on liability of directors and officers than are set forth in the Company Articles of Incorporation and Company Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were Indemnified Parties, unless such modification shall be required by Law and then only to the minimum extent required by Law.

(d)           Partners shall, or shall cause the Surviving Entity to, maintain for a period of at least six (6) years following the Effective Time, the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries (provided, that the Surviving Entity may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous to such directors and officers of the Company than the terms and conditions of such existing policy from carriers with the same or better rating as the carrier under the existing policy provided that such substitution shall not result in gaps or lapses of coverage with respect to matters occurring before the Effective Time) with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Merger and the transactions contemplated by this Agreement; provided, that Partners shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof but in such case shall purchase as much coverage as reasonably practicable for such amount.

(e)           The provisions of Section 6.13(d) shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by the Surviving Entity for purposes of this Section 6.13 from carriers with the same or better rating as the carrier of such insurances as of the date of this Agreement, which policies provide such directors and officers with the coverage described in Section 6.13(d) for an aggregate period of not less than six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, in respect of the Merger and the transactions contemplated by this Agreement.

(f)           If Partners, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Partners and the Surviving Entity assume the obligations set forth in this Section 6.13.

(g)           Partners shall cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 6.13.

(h)           This Section 6.13 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and the Indemnitees and their respective heirs and personal representatives, and shall be binding on Partners, the Surviving Entity and their respective successors and assigns.

Section 6.14                      Notification of Certain Matters.  Each of the Company and the Partners Entities shall give prompt notice to the other of (a) any fact, event or circumstance Known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances Known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein, (b) any change in its condition (financial or otherwise) or business or any litigation or governmental complaints, investigations or hearings, in each case to the extent such change, litigation, complaints, investigations, or hearings, would constitute a Material Adverse Effect with respect to it, (c) any fact, event or circumstance Known to it that could reasonably be expected to cause any condition to the transactions contemplated by this Agreement not to be satisfied, and (d) its failure to comply with any covenant or agreement to be complied by it pursuant to this Agreement which could reasonably be expected to result in any condition to the transactions contemplated by this Agreement not to be satisfied.

Section 6.15                      Distributions.  The Company shall consult with Partners GP regarding the declaration and payment of distributions and dividends, respectively, in respect of the Company Common Stock and the record dates and payment dates relating thereto, so that no applicable unitholder of Partners shall receive two distributions, or fail to receive one distribution, for any single calendar quarter with respect to its applicable New Partners Common Units any such Stockholder receives in exchange therefor pursuant to the Merger.

Section 6.16                      Amendment of Omnibus Agreement.   At or prior to the Closing, Partners GP, Partners, Capital Product Operating GP L.L.C. and Capital Maritime will enter into the Partners Omnibus Agreement Amendment to include terms substantially similar to those contained in that certain Business Opportunities Agreement dated March 1, 2010, among Capital Maritime and the Company, as amended as of the date of this Agreement; provided, however, that the parties to that agreement will negotiate in good faith reasonable time periods pursuant to which the Partners Entities may elect to pursue certain opportunities.

Section 6.17                      Amendment of Partners Partnership Agreement; Partners Board Membership.

(a)           At or prior to the Closing, Partners GP will cause the Partners Partnership Agreement to be amended to:

(i)           modify Section 15.1 of the Partners Partnership Agreement, relating to the ability of Partners GP to acquire the remaining outstanding securities of any class of Partners securities held by all holders other than Partners GP or its Affiliates if Partners GP or its Affiliates hold at least 80% of all such securities in such class, so that such right is triggered at 90% instead of 80%; and

(ii)           provide that the Partners Board shall consist of eight members.

(b)           Prior to the mailing of the Proxy Statement, the Company shall designate one member of the Company Independent Directors’ Committee (the “Company Director Designee”) to serve as a member of the Partners Board following the Effective Time.

(c)           The Partners Board shall nominate the Company Director Designee for election to the Partners Board as an Elected Director (as defined in the Partners Partnership Agreement) and serving as a Class I Director or Class II Director, whichever class designation would have the longer then-remaining term as of the Effective Time, and effective immediately following the Effective Time, shall elect the Company Director Designee to the Partners Board and appoint the Company Director Designee to the Audit Committee and Conflicts Committee of the Partners Board.  The seven (7) members of the Partners Board immediately prior to the Effective Time shall continue to serve as members of the Partners Board following the Effective Time.  Subject to the foregoing, Partners shall take such action as is necessary to cause the director designated pursuant to this Section 6.17 to be appointed to the Partners Board effective as of the Effective Time, to serve until the earlier of such individual’s resignation or removal or until his successor is duly elected and qualified.

Section 6.18                      Qualification as Reorganization.

(a)           This Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the U.S. Treasury Regulations.  From and after the date of this Agreement and until the Effective Time, each of Partners, Partners GP and the Company will use its commercially reasonable best efforts to cause the Merger to qualify, and will not, without the prior written consent of the other party, knowingly take any actions or cause any actions to be taken which could reasonably be expected to prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code.  Following the Effective Time, and consistent with any such consent, none of the Partners Entities or their respective Subsidiaries, nor any of their respective Affiliates, will knowingly take any action or cause any action to be taken that would cause the Merger to fail to so qualify as a reorganization under Section 368(a) of the Code.

(b)           The Company and the Partners Entities will use commercially reasonable efforts to obtain the Tax opinions described in Section 7.8 (the “Company Tax Opinion” and the “Partners Tax Opinion”).  Officers of Partners, MergerCo and the Company will use commercially reasonable efforts to deliver to Sullivan & Cromwell LLP, counsel to the Company, and a nationally recognized law firm, as counsel to Partners, representation letters and such other items deemed necessary by such counsel, in each case in form and substance satisfactory to such counsel and at such time or times as may be reasonably requested by such counsel, including the effective date of the Registration Statement and the Effective Time, except that neither Partners nor the Company shall be obligated to deliver such letters if the proposed statements and representations set forth therein are not true, correct and complete in all respects at such time.

(c)           The Company and the Partners Entities agree to restructure the Merger as a merger of the Company with and into a wholly owned subsidiary of Partners that is classified as an entity disregarded from its owner for United States federal income tax purposes (“Disregarded MergerCo”), with Disregarded MergerCo being the surviving entity, if such restructuring is necessary to ensure that the acquisition of the Company qualifies as a reorganization under Section 368(a) of the Code or to ensure the receipt of the Company Tax Opinion and the Partners Tax Opinion.

Section 6.19                      MergerCo Obligations.   Immediately following the execution and delivery of this Agreement by each of the parties hereto, Partners, as sole stockholder of MergerCo, will adopt this Agreement.  Partners will cause MergerCo to perform all of its covenants, agreements and obligations under this Agreement and the other agreements contemplated hereby.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

The obligations of each of the parties to consummate the Merger are conditioned upon the satisfaction or waiver at or prior to the Closing of each of the following; provided, however, that no party may rely on the failure of any condition set forth in Article VII if such failure was caused by such party’s failure to comply in any material respect with its obligations under this Agreement:

Section 7.1                      Stockholder Vote.  This Agreement shall have been authorized, approved and adopted by the affirmative vote of (a) holders of a majority of voting power of (x) the Company Common Stock and Company Class B Stock outstanding and entitled to vote at the Company Meeting, voting together as a class, and (y) the Company Class B Stock outstanding and entitled to vote at the Company Meeting, voting separately (collectively, the “Company Stockholder Approval”), and (b) holders of a majority of the voting power of the Company Common Stock outstanding and entitled to vote at the Company Meeting held by Company Unaffiliated Stockholders, voting separately (the “Company Unaffiliated Stockholder Approval”).

Section 7.2                      Governmental Approvals.  All filings required to be made prior to the Effective Time with, and all other consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, any Governmental Authority in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the parties hereto or their Affiliates shall have been made or obtained, except where the failure to obtain such consents, approvals, permits and authorizations would not constitute a Material Adverse Effect on the Partners Entities or the Company.

Section 7.3                      No Actions.  No order, decree or injunction of any court or agency of competent jurisdiction shall be in effect, and no Law shall have been enacted or adopted, that enjoins, prohibits or makes illegal consummation of any of the transactions contemplated hereby substantially on the terms contemplated in this Agreement, and no action, proceeding or investigation by any Governmental Authority with respect to the Merger or the other transactions contemplated hereby substantially on the terms contemplated in this Agreement shall be pending that seeks to restrain, enjoin, prohibit, delay or make illegal the consummation of the Merger or such other transaction or to impose any material restrictions or requirements thereon or on the Partners Entities or the Company with respect thereto; provided, however, that prior to invoking this condition, each party shall have complied fully with its obligations under Section 6.1.

Section 7.4                      Representations, Warranties and Covenants of the Partners Entities.  In the case of the Company’s obligation to consummate the Merger:

(a)           (i)            Each of the representations and warranties of the Partners Entities set forth in Section 5.2(a), Section 5.2(b), Section 5.2(c)(i) and Section 5.2(i)(i) of this Agreement shall be true and correct (other than any inaccuracies that are de minimis in the aggregate) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which case such representations and warranties shall be so true and correct as of such other date), and (ii) each of the other representations and warranties of the Partners Entities set forth in this Agreement (disregarding for this purpose all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which case such representations and warranties shall be so true and correct as of such other date), except as would not constitute a Material Adverse Effect on the Partners Entities.

(b)           each and all of the agreements and covenants of the Partners Entities to be performed and complied with pursuant to this Agreement on or prior to the Closing Date shall have been duly performed and complied with in all material respects; and

(c)           The Company shall have received a certificate signed by the Chief Executive Officer of Partners GP, dated the Closing Date, to the effect set forth in Section 7.4(a) and Section 7.4(b); provided, however, that nothing in this Section 7.4 will prohibit any of the Partners Entities from acquiring or entering into agreements to acquire vessels (including non-tanker vessels) or the equity of any Person owning such vessels and financing such acquisitions  (by the issuance of equity securities, debt securities or otherwise) and taking all other actions reasonably incidental thereto, and none of such actions shall be deemed a breach of a representation, warranty, covenant or agreement hereunder.

Section 7.5                      Representations, Warranties and Covenants of the Company.  In the case of the Partners Entities’ obligation to consummate the Merger:

(a)           (i) Each of the representations and warranties of the Company set forth in Section 5.1(a), Section 5.1(b), Section 5.1(c)(i) and Section 5.1(i)(i) of this Agreement shall be true and correct (other than any inaccuracies that are de minimis in the aggregate) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which case such representations and warranties shall be so true and correct as of such other date), and (ii) each of the other representations and warranties of the Company set forth in this Agreement (disregarding for this purpose all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect), shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which case such representations and warranties shall be so true and correct as of such other date), except as would not constitute a Material Adverse Effect on the Company.

(b)           Each and all of the agreements and covenants of the Company to be performed and complied with pursuant to this Agreement on or prior to the Closing Date shall have been duly performed and complied with in all material respects; and

(c)           Partners shall have received a certificate signed by the Chief Executive Officer of the Company, dated the Closing Date, to the effect set forth in Section 7.5(a) and Section 7.5(b).

. Section 7.6                      Other Approvals.  All Company Necessary Consents, Partners Necessary Consents and consents set forth on Section 7.6 of the Company Disclosure Schedule shall have been obtained and shall be in full force and effect, except those Other Approvals the failure of which to obtain would not constitute a Material Adverse Effect on the Company or the Partners Entities.

Section 7.7                      Effective Registration Statement.  The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 7.8                      Company Tax Opinion and Partners Tax Opinion.  The Company shall have received an opinion of Sullivan & Cromwell LLP and Partners shall have received an opinion of a nationally recognized law firm, each dated the Effective Time and to the effect that, for U.S. federal income tax purposes, (a) the Merger should qualify as a reorganization within the meaning of Section 368(a) of the Code.  The issuance of such opinion shall be conditioned upon the receipt by such counsel of customary representation letters from each of Partners, MergerCo and the Company and such other items deemed necessary by such counsel, in each case, in form and substance satisfactory to such counsel.  Each such representation letter shall be dated on the date of such opinion and shall not have been withdrawn or modified in any material respect.

Section 7.9                      NASDAQ Listing.  The New Partners Common Units shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

Section 7.10                      Partners Partnership Agreement Amendment and Partners Omnibus Agreement Amendment.   The Partners Partnership Agreement Amendment and the Partners Omnibus Agreement Amendment shall be effective.

ARTICLE VIII

TERMINATION

Section 8.1                      Termination.  Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or Company Unaffiliated Stockholder Approval is obtained:

(a)           By the mutual consent of Partners and the Company in a written instrument.

(b)           By either Partners or the Company upon written notice to the other, if:

(i)           the Merger has not been consummated on or before September 30, 2011 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to a party whose failure to fulfill any material obligation under this Agreement or other material breach of this Agreement has been the primary cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(ii)           any Governmental Authority has issued a statute, rule, order, decree or regulation or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or any of the transactions contemplated hereby or making the Merger or any of the transactions contemplated hereby illegal and such statute, rule, order, decree, regulation or other action shall have become final and nonappealable (provided that the terminating party is not then in breach of Section 6.1);

(iii)           the Company fails to obtain the Company Stockholder Approval at the Company Meeting; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to the Company where the failure to obtain the Company Stockholder Approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement;

(iv)           there has been a material breach of or any material inaccuracy in any of the representations or warranties set forth in this Agreement on the part of any of the other parties (treating the Partners Entities as one party for purposes of this Section 8.1), which breach or inaccuracy is not cured within 30 days following receipt by the breaching party of written notice of such breach from the terminating party, or which breach or inaccuracy, by its nature, cannot be cured prior to the Termination Date (provided in any such case that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein); provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(iv) unless the breach or inaccuracy of a representation or warranty, together with all other such breaches or inaccuracy, would entitle the party receiving such representation not to consummate the transactions contemplated by this Agreement under Section 7.4 (in the case of a breach of representation or warranty by the Partners Entities) or Section 7.5 (in the case of a breach of representation or warranty by the Company); or

(v)           there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of any other party, which breach has not been cured within 30 days following receipt by the breaching party of written notice of such breach from the terminating party, or which breach, by its nature, cannot be cured prior to the Termination Date (provided in any such case that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein); provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(v) unless the breach of covenants or agreements, together with all other such breaches, would entitle the party receiving the benefit of such covenants or agreements not to consummate the transactions contemplated by this Agreement under Section 7.4 (in the case of a breach of covenants or agreements by the Partners Entities) or Section 7.5 (in the case of a breach of covenants or agreements by the Company).

(c)           By Partners, upon written notice to the Company, in the event that a Company Change in Recommendation has occurred.

(d)           By the Company, upon written notice to Partners, in the event that if, at any time after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company receives an Acquisition Proposal and the Company Board shall have concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal, the Company Board shall have made a Company Change in Recommendation pursuant to Section 6.7(c) with respect to such Superior Proposal, the Company has not intentionally breached Section 6.7 of this Agreement, and the Company Board concurrently approves, and the Company concurrently enters into, a definitive agreement with respect to such Acquisition Proposal and has paid the Company Termination Fee pursuant to Section 9.1(a).

(e)           by Partners if there shall have been any permanent injunction, other order issued by any court of competent jurisdiction or other legal restraint or prohibition, that (i) would require or permit the Company, any of its Subsidiaries or any of their respective Representatives to act or fail to act in a manner that would, in the absence of such order, injunction, other order, legal restraint or prohibition, constitute a material violation of clause (a) of Section 6.7 or (ii) would reduce or otherwise limit the rights of Parent in any material respect under Section 6.7 or Section 9.1.

Section 8.2                      Effect of Termination.  In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given by the terminating party to the other parties specifying the provision of this Agreement pursuant to which such termination is made, and except as provided in this Section 8.2 and Section 9.13, this Agreement (other than Article IX) shall forthwith become null and void after the expiration of any applicable period following such notice.  In the event of such termination, there shall be no liability on the part of the Partners Entities or the Company, except as set forth in Section 9.1 of this Agreement and except with respect to the requirement to comply with Section 6.6(b); provided that nothing herein shall relieve any party from any liability or obligation with respect to any fraud or willful breach of this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1                      Fees and Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, except as provided in Section 9.1(a), 9.1(b), 9.1(c) and 9.1(e).

(a)           If this Agreement is terminated by Partners pursuant to Section 8.1(c) or by the Company pursuant to Section 8.1(d), then the Company shall pay to Partners the Company Termination Fee.

(b)           In the event that (i) an Acquisition Proposal with respect to the Company has been publicly proposed by any Person (meaning, for the purpose of this Section 9.1(b), a Person other than Partners, Partners GP and MergerCo or any Affiliate thereof) or any Person has publicly announced its intention (whether or not conditional) to make such an Acquisition Proposal or such an Acquisition Proposal or such intention has otherwise become publicly known to the

Stockholders generally and in any event such proposal or intention is not subsequently withdrawn prior to the termination of this Agreement, (ii) thereafter this Agreement is terminated by either the Company or Partners pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) or by Partners pursuant to Section 8.1(b)(iv) or Section 8.1(b)(v) and (iii) within 12 months after the termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal, or an Acquisition Proposal with respect to the Company or any of its Subsidiaries is consummated, then the Company shall pay to Partners, if and when consummation of such Acquisition Proposal occurs (or, if earlier, upon entry into such definitive agreement), the Company Termination Fee less all Expenses of Partners previously paid to Partners.

(c)           If this Agreement is terminated by the Company pursuant to Section 8.1(b)(iv) or Section 8.1(b)(v), then Partners shall pay to the Company the Expenses of the Company.  If this Agreement is terminated by Partners pursuant to Section 8.1(b)(iv) or Section 8.1(b)(v), then the Company shall pay to Partners the Expenses of Partners.

(d)           Except as otherwise provided herein, any payment of the Company Termination Fee or Expenses pursuant to this Section 9.1 shall be made by wire transfer of immediately available funds to an account designated by Partners within one Business Day after such payment becomes payable; provided, however, that any payment of the Company Termination Fee by the Company as a result of termination under Section 8.1(c) or Section 8.1(d) shall be made prior to or concurrently with termination of this Agreement; provided, however, that any payment of the Company Termination Fee pursuant to Section 9.1(b) shall be made contemporaneously with the consummation of the Acquisition Proposal (or, if earlier, entry into such definitive agreement) as provided in clause (iii) of Section 9.1(b).  The parties acknowledge that the agreements contained in this Section 9.1 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, none of the parties would enter into this Agreement.

(e)           (i) If the Merger is consummated, Partners shall pay, or cause to be paid, any and all property or transfer taxes imposed on either party in connection with the Merger, (ii) Expenses incurred in connection with filing, printing and mailing the Proxy Statement and the Registration Statement shall be paid one-half by Partners and one-half by the Company, and (iii) any filing fees payable pursuant to regulatory Laws and other filing fees incurred in connection with this Agreement shall be paid by the party incurring the fees.  As used in this agreement, “Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement and the Registration Statement and the solicitation of Stockholder approvals and all other matters related to the transactions contemplated hereby; provided, however, that the amount of Expenses payable by one party to another under this Section 9.1 shall not exceed $3.0 million.

(f)           This Section 9.1 shall survive any termination of this Agreement.

Section 9.2                      Waiver; Amendment.  Subject to compliance with applicable Law, prior to the Closing, any provision of this Agreement may be (a) waived in writing by the party benefited by the provision and approved by the Partners Conflicts Committee in the case of the Partners Entities and by the Company Independent Directors’ Committee in the case of the Company and executed in the same manner as this Agreement, or (b) amended or modified at any time, whether before or after the Company Stockholder Approval by an agreement in writing between the parties hereto approved by the Partners Board in the case of Partners and by the Company Board in the case of the Company and executed in the same manner as this Agreement, provided, that after the Company Stockholder Approval, no amendment shall be made that requires further Company Stockholder Approval without such approval.

Section 9.3                      Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

Section 9.4                      Governing Law.  This Agreement shall be governed by and construed in accordance with the Law of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 9.5                      Confidentiality.  Each of the parties hereto and their respective agents, attorneys and accountants will maintain the confidentiality of all information provided in connection herewith to the extent required by, and subject to the limitations of, Section 6.6(b) and the NDA.

Section 9.6                      Notices.  All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if (a) personally delivered, (b) telecopied (with confirmation of receipt) (c) mailed by registered or certified mail (return receipt requested) or (d) e-mailed (with confirmation of receipt) to such party at its address, fax number and e-mail address set forth below or such other address, fax number or e-mail address as such party may specify by notice to the parties hereto.

If to any of the Partners Entities, to:

Capital Product Partners L.P.
3 Iassonos Street
Piraeus, 18537 Greece
Facsimile:  (+30) 210 4284 285
Email: kminpacpal@verizon.net
Attention: Chairman of the Conflicts Committee

With copies (which shall not constitute proper notice hereunder) to:

Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana Street
44th Floor
Houston, Texas 77002-5200
Facsimile: (713) 236-0822

Email: vkendrick@akingump.com
Attn:       J. Vincent Kendrick
Patrick Hurley

If to the Company, to:

Crude Carriers Corp.
3 Iassonos Street
Piraeus, 18537 Greece
Facsimile: (+30) 210 4538 746
Email: dimitris.christacopoulos@gmail.com
Attention: Chairman of the Independent Directors’ Committee

With copies (which shall not constitute proper notice hereunder) to:

Jones Day
717 Texas
Suite 3300
Houston, Texas  77002-2712
Facsimile: (832) 239-3600
Email: markmetts@jonesday.com
aolivarez@jonesday.com
Attn:  J. Mark Metts
Angela Olivarez

Section 9.7                      Entire Understanding; No Third Party Beneficiaries.  This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made except for the NDA and the Support Agreement, which shall survive until the Termination Date or the Effective Time, as the case may be.  Except as contemplated by Section 6.13, nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 9.8                      Severability.  Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

Section 9.9                      Headings.  The headings contained in this Agreement are for reference purposes only and are not part of this Agreement.

Section 9.10                      Jurisdiction.

(a)           Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Court of Chancery in the State of Delaware, or if (but only if) that court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts and to accept service of process in any manner permitted by such courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to lawfully serve process, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable law, any claim that (i) the proceeding in such court is brought in an inconvenient forum, (ii) the venue of such proceeding is improper or (iii) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts.

(b)           By its execution and delivery of this Agreement, each of the Company and the Partners Entities (i) irrevocably designates and appoints the Trust Company (Marshall Islands) as its authorized agent (the “Agent”) upon which process may be served in any proceeding arising out of or relating to this Agreement or any of  the transactions contemplated hereby and (ii) agrees that service of process upon its Agent shall be deemed, in every respect, effective service of process upon such Partners Entity or the Company, as applicable, in any such proceeding. Each Partners Entity and the Company further agrees, at its own expense, to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of its Agent in full force and effect. The foregoing shall not limit the rights of any party to serve process in any other manner permitted by Law.

Section 9.11         Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.12                      Specific Performance.  The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in Court of Chancery in the State of Delaware, or if (but only if) that court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware.

Section 9.13                      Survival.  All representations, warranties, agreements and covenants contained in this Agreement shall not survive the Closing or the termination of this Agreement if this Agreement is terminated prior to the Closing; provided, however, that if the Closing occurs, the agreements of the parties in Sections 3.3, 3.5, 6.13 and Article IX shall survive the Closing, and if this Agreement is terminated prior to the Closing, the agreements of the parties in Section 6.6(b) and 8.2 and in Article IX shall survive such termination.

Section 9.14                      No Act or Failure to Act.  With respect to any waiver or consent for which this Agreement expressly requires waiver or consent by the Partners Conflicts Committee, no waiver or consent by or on behalf of Partners pursuant to or as contemplated by this Agreement shall have any effect unless such waiver or consent is expressly approved by the Partners Conflicts Committee.  With respect to any act or failure to act for which this Agreement expressly requires action or inaction by the Partners Conflicts Committee, no such act or failure to act by the Partners Board shall constitute a breach by Partners of this Agreement unless such act or failure to act is expressly approved by the Partners Conflicts Committee.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written

CAPITAL GP L.L.C. By: /s/ Ioannis E. Lazaridis Name: Ioannis E. Lazaridis Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

CAPITAL PRODUCT PARTNERS L.P.

By:  Capital GP L.L.C.,
         its general partner

By:      /s/ Ioannis E. Lazaridis
Name:  Ioannis E. Lazaridis
Title:    Chief Executive Officer and Chief Financial Officer of Capital G.P. L.L.C.

POSEIDON PROJECT CORP. By: /s/ Evangelos G. Bairactaris Name: Evangelos G. Bairactaris Title: Director

CRUDE CARRIERS CORP. By: /s/ Gerasimos G. Kalogiratos Name: Gerasimos G. Kalogiratos Title: Chief Financial Officer

Signature Page to Agreement and Plan of Merger

ANNEX A

FORM OF SUPPORT AGREEMENT

(See attached.)

A-1

ANNEX B

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF SURVIVING ENTITY

(See attached.)

B-1

ANNEX C

AMENDED AND RESTATED BYLAWS OF SURVIVING ENTITY

(See attached.)

C-1